1/3.

02055254

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vodafone Panafon

*CURRENT ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4969 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 10/8/02



Vodafone-Panafon

Annual Report

APRIL 2001 - MARCH 2002

vodafone


I am a winner
How are you?
vodafone™

CONTENTS

MESSAGE FROM THE CHAIRMAN

Vodafone - Panafon is one of the most significant subsidiaries of the Vodafone Group, participating in the decision making processes and playing an active role both in the development of new services and the implementation of innovative technologies. At the same time, the company enjoys all benefits derived by its participation in the Vodafone Group, the telecommunications giant.



Dear shareholders,

The year under review was of great importance for Vodafone - Panafon, due to the numerous changes that occurred during its course, marking new activities for the company that enabled it to meet the challenges of the new era.

This year, our company distinguished itself once more as one of the most successful companies in the country. Its contribution to the growth of the Greek economy has been twofold, expressed both by its financial results and the development of its human resources, through the employment of more than 2,500 people. Furthermore, Vodafone - Panafon, since the very beginning of its operation, has been regarded the pioneer of mobile telephony developments in Greece, by introducing new technologies, innovative services and cutting-edge management systems to the Greek market.

Vodafone - Panafon is one of the most significant subsidiaries of the Vodafone Group, participating in the decision making processes and playing an active role both in the development of new services and the implementation of innovative technologies. At the same time, the company enjoys all benefits derived by its participation in the Vodafone Group, the telecommunications giant.

The gradual rebranding of the company to Vodafone was accompanied by a number of activities, such as increase of investment and expansion of its bandwidth in regard to 2nd and 3rd Generation mobile telephony. Additionally, the company made a dynamic entry into the retail field by introducing the chain of Vodafone Shops to the Greek market. The above-mentioned activities constitute a minor sample of all the benefits Vodafone - Panafon enjoys of its participation in Vodafone Group.

This development enables further expansion of the client-oriented approach adopted by Vodafone - Panafon at the very beginning of its operation, by providing innovative and integrated services to the Greek market. These advantages partly resulting because of the overall synergies developed by Vodafone Group, in conjunction with the company's highly effective telecommunications network, have established Vodafone - Panafon as a pioneer .

It is, therefore, evident that our active participation in one of the largest telecommunications companies worldwide whith presence in 28 countries and more than a 100 million customers in combination with Vodafone - Panafon's efficient management, will contribute to further profitable growth of the company and will continue to provide its shareholders with significant benefits and gains.

Socratis Kokkalis,

Chairman of the Board of Directors.



CHIEF EXECUTIVE'S MESSAGE

Always working towards our mission "profitable growth: a heritage for the future," we will continue growing and establishing ourselves in the market, with the aim of enhancing our investment capacity and providing maximum value to all those trusting us: our customers, our employees, our shareholders and society as a whole.



Dear shareholders,

Vodafone - Panafon, the company we established with a well-defined vision and clear targets ten years ago, has continued to demonstrate that it is succeeding in its strategy of delivering year on year profitable growth together with being well-positioned to enter a new era in mobile telephony. New technological advancements and stable and sound growth rates define the market that Vodafone - Panafon operates in, factors that will undoubtedly contribute to the continuing success of this company.

Vodafone Group's Vision is to be the world leader in mobile communications - enriching customers' lives, helping individuals, businesses and communities to be more connected in a mobile world. This Vision is reflected by our own strategy and by the way in which we operate via four Values that summarise the philosophy on which our company's success is based: Passion for Customers, Passion for Employees, Passion for Results and Passion for the World around us.

These Values are complementary to each other. Each one represents an essential building block that is integral to the company's aim of being a leading mobile services operator.

'Passion' symbolises the intensity with which we embrace our Values and the enthusiasm with which we implement them in our work. Therefore, both our Vision and its four aspects underpin each decision, plan and action that we make.

The fiscal year April 2001 - March 2002 was marked by the change of the company's brand name from Panafon-Vodafone to Vodafone, along with the adoption of the overall commercial identity of the Vodafone Group. It is worth noting that Vodafone - Panafon's commercial policy, which turned Vodafone into one of the most recognisable brands in the Greek market, was so successful that it facilitated the change of the company's brand name faster than initially estimated.

The selection of this specific period for the implementation of the rebranding did not occur accidentally. It is incorporated within a single framework adopted by Vodafone Group that has as its main target the gradual renaming of all its subsidiaries, so that by 2004 the Vodafone brand name will be one of the most recognizable worldwide.

Part of the Vodafone Group philosophy is the creation of a single retail network that will provide its customers with a range of fully integrated services. Greece was the first country, following the UK, that underwent the creation of a Vodafone Shop Chain, a fact that exemplifies the sound commercial policy that we have pursued, as well as the confidence shown by Vodafone Group in the Greek management team.

However, apart from the Vodafone Shop Chain, which consists of 155 outlets (as at March 2002) and contributes more than 50% to the company's new connections, Vodafone - Panafon has a very important relationship with its Service Providers, which was originally demonstrated by our investment in them. In order for the company to gain access to as many retail customers as possible and to create economies of scale that will result in maximum efficiency, Vodafone - Panafon merged with Nextnet in November 2001. Additionally, in March 2002 the company acquired an additional stake in Mobitel, increasing its overall stake to 35.1%. In the same month, we came to an agreement with Viafon, resulting in the latter's conversion into a Master Dealer and Master Franchisee of our network.

The overall framework of the company's commercial policy also incorporated the strong promotion of value-added services provided to its customers. The content source for a large part of these services is vizzavi.gr - the internet portal, which is the result of the co-operation between Vodafone-Panafon and Vizzavi Hellas. The objective is to provide advanced multimedia services through the technological interaction between the Internet and mobile telephony.

The effectiveness of Vodafone - Panafon's actions is also demonstrated by the financial results announced by the company for the period 1 April 2001 - 31 March 2002.

As an example, the company's turnover amounted to €990 million, showing an increase of 17.2% compared to the previous year, while EBITDA increased from €387.9 million to €427.5 million, displaying an increase of 10.2%.

Apart, from its very encouraging financial results, Vodafone - Panafon has a constantly growing customer base, which consists of nearly 3,000,000 subscribers (March 2002), 28% of which are contract customers, while the remaining 72% are prepaid customers. It is worth noting that Vodafone - Panafon holds a 45% share of the Greek corporate customer market.

The company's customer base is growing quickly and there is a continuous effort to upgrade the services provided to our customers, as well as the capacity, independence and quality of its network. After all, "Passion for our Customers" is one of the Values governing the entire Vodafone Group and contributes to the materialisation of the company's Vision. Within this context, the company made some new and important investments during the past fiscal year.

In order to achieve the desirable level of quality in the network, we have so far invested €1.08 billion in infrastructure, excluding the cost of the 2nd and 3rd Generation licenses. At present, the Vodafone - Panafon network covers more than 98.2% of the Greek domain, and its backbone, the company's most important asset, has a length of 5,903 kilometers. As far as 3G is concerned, the development of the infrastructure network is expected to be ready by the end of 2003.

Another fact worth mentioning is the formation and establishment of Vodafone Albania, through the active participation of Vodafone - Panafon. It is the first time that a venture of such size was not developed centrally by Vodafone Group, but was assigned to a subsidiary - a fact that clearly shows Vodafone Group's confidence in Vodafone - Panafon's management Moreover, Vodafone - Panafon manages the Albanian operation, and holds a 49% stake while Vodafone Group holds 51%.

Vodafone Albania launched operations in August 2001, and is considered to be the springboard for new investment activities in the Balkans and South-Eastern European markets. Its development has been very successful to date. Currently, Vodafone Albania, after only eight months of operation, has almost 170,000 customers and a market share of 36%.

All the above strategic steps have one main objective: to continue satisfying our customers through the provision of the best services, the advancement of new technologies and the achievement of the largest possible coverage of our network. It is our commitment at Vodafone - Panafon to take all steps necessary to cover our customer's growing needs. Indeed, we regard our customers as the most valuable beneficiaries of all the actions taken by the company, while at the same time we provide our shareholders with maximum value.

Finally, it is evident that the company's main target is to achieve financial strength along with long-term prospects. However, Vodafone - Panafon is also committed to show "Passion for the World around us," by undertaking various relevant initiatives, thus enhancing the achievement of its corporate targets. Therefore, the company actively participates in programs aimed at improving the environment and supports activities containing strong elements of social responsibility.

Within this context, in November 2001 the company was awarded the Social Contribution Prize of the Greek Advertisers' Association for its participation in WWF's environmental program titled "The Forest is My Concern". In addition, throughout the year the company received awards and international recognition certificates concerning its management systems, such as the "Recognition of Excellence in Europe" from the European Foundation for Quality Management.

Always working towards our mission "profitable growth: a heritage for the future," we will continue growing and establishing ourselves in the market, with the aim of enhancing our investment capacity and providing maximum value to all those trusting us: our customers, our employees, our shareholders and society as a whole.

George Koronias

Vice Chairman of the Board of Directors,
Chief Executive Officer.

BOARD OF DIRECTORS [1]

Sokratis Kokkalis	/ President
George Koronias	/ Vice President & Chief Executive
Vittorio Colao	/ Member
Pietro Guindani	/ Member
Paolo Huscher	/ Member
Roberto Larocca	/ Member
Emanuele Tournon	/ Member

Sokratis Kokkalis
Mr. Kokkalis is the founder and president of Intracom, the leading telecommunications systems, electronics and IT company in Greece. Since its incorporation in 1977, Intracom has evolved to a Group of companies, counted among the top 10 industries in Greece and listed in all new indexes of the Athens Stock Exchange.
Mr. Kokkalis is a major contributor to many educational, cultural and entrepreneurial activities in south-eastern Europe. Mr Kokkalis is holder of a postgraduate degree in Physics and Electronics from Humbolt University in Berlin.

George Koronias
Mr. Koronias commenced his career in 1979 and until 1991 he occupied leading managerial positions in some of the biggest companies in Greece, such as Ergodata and Intracom. In September 1991 he undertook the project on behalf of Intracom for the participation of the company in the competition for the acquisition of 2 GSM licenses auctioned by the Greek State.
In 1992 he started Vodafone - Panafon and undertook the position of the General Manager. In 1995 he became Managing Director whilst since 14th July 2001, he has held the additional position of Vice-President of the Board of Directors. Mr. Koronias is holder of a B.Sc. in Electronic-Electrical Engineering and an M.Sc. in Aeronautical and Automated Systems.

Vittorio Colao
Mr. Colao worked for almost 10 years in several companies as analyst and manager. In 1996 he was appointed Chief Operating Officer in Omnitel Pronto Italia S.p.A. while in 1999 he was appointed to his current position as Chief Executive Officer. In 2001 he was appointed General Manager of the Vodafone Group South Europe area. Mr. Colao is holder of a B.Sc. in Business Administration and an MBA.

Pietro Guindani
Mr Guindani worked in several companies for 14 years. His latest occupation was in Olivetti where he worked as Vice-President in International Financial Politics. Since 1995 he has been holding the position of Financial Manager in Omnitel Pronto Italia S.p.a., while he is also responsible for the financial activities of the Vodafone Group in the south-eastern Europe.
Mr Guindani is holder of a degree from the University of Bocconi in Milan and holds an MBA.

Paolo Huscher
Mr. Huscher after having worked for 15 years in several companies was hired in 2000 as Information Technology Manager in Omnitel Pronto Italia S.p.a. In January 2001 he took the position of Chief Information Officer for all IT&T activities of Vodafone Group. Mr. Huscher is holder of a degree in Nuclear Mechanics from the Technical University of Milan.

Roberto Larocca
Mr. Larocca worked in Expert Italia for the period 1982 - 1994 as Sales and Marketing Manager. He has been working for Omnitel Pronto Italia S.p.a. since 1995, holding the position of south-eastern Europe manager. Mr. Larocca is holder of an I.T.C. degree in Business Administration from the University of Milan.

Emanuele Tournon
Mr. Tournon worked for 16 years in several companies and in 2000 he was hired as Financial Manager in Omnitel Pronto Italia S.p.a.
Mr. Tournon is holder of a degree in Economics from the University of Torino.

ORGANIZATIONAL STRUCTURE


VODAFONE - PANAFON
G. Koronias
C.E.O.
FINANCE
B. Mazarakis
C.F.O.
CORPORATE AFFAIRS
D. Michopoulos
Director
COMMERCIAL
S. Kominakis
Director
TECHNOLOGY
N. Mastorakis
Director
INVESTOR RELATIONS
D. Tsorbatzoglou
INTERNAL AUDIT
P. Arvanitis
OPERATIONS & SUPPLY CHAIN
P. Kalantzis
Director
BUSINESS DEVELOPMENT& INTERNATIONAL EXPANSION
G. Stefanopoulos
Director
HUMAN RESOURCES
M. Dellatolas
Director
LEGAL
K. Ploubis
M. Kyriakopoulou
Senior Counsels

VODAFONE - PANAFON IN NUMBERS

We are delivering.

Consolidated Summary Financial Data for the years ended 31st March 2001 and 2002 (according to International Accounting Standards - IAS)

(Euro in million)	31/3/2002	31/3/2001
Revenues	990.0	844.9
EBITDA	427.5	387.9
EBITDA margin	43.2%	45.9%
Net Income	169.3	175.3
Total Assets	1,564.2	933.4
Shareholders equity	787.5	414.6
Earnings per share (Euro)	0.317	0.342
Number of customers (in thousands)	2,966	2,340
Weighted average number of shares	533,129,201	512,500,000


€990.0
€427.5
€169.3
1000
800
600
400
200
0
MARCH 2002
Revenues
EBITDA
Net Income


€844.9
€387.9
€175.3
1000
800
600
400
200
0
MARCH 2001
Revenues
EBITDA
Net Income


vodafone

CUSTOMER BASE

Vodafone - Panafon the leading mobile telecommunication company in Greece since the begining of its operations, announced 2,965,804 total customer base at the end of March 2002, a 26.7% increase compared to the previous period in 2001.

We are growing.

Total net additions for the year (April 2001- March 2002) reached 625,784, a 10.3% increase compared to the net additions of the previous year.

Contract customers for the year increased 10.7% compared to the previous period, totalling 820,427. Vodafone - Panafon added 29.2% more contract customers during the year compared to the previous year.

At the end of the period, **prepay customers** totalled 2,145,377 and represented 72% of the total customer base. Prepaid customers increased 34.2% compared to the previous year.

CU net adds for the year more than doubled compared to last year reflecting once more the success of this prepay product despite intense competition. CU accounted for 68.2% of prepay net additions for the year.

Annual blended churn reduced by 5.2 percentage points to 17.5% .

Gross blended ARPU (monthly average revenue per registered user) for the year ended 31st March 2002 reached € 28.4 compared to € 34.1 for the year ended March 2001. In the last two quarters of the financial year ARPU increased showing strong evidence of stabilisation and reflecting higher usage patterns and improving quality of the customer base.

Data ARPU contributed 12.8% to gross ARPU, a 59% increase to € 3.65 from € 2.96 for the year ended 31 March 2001. Average SMS per customer per month for the period under review was 40.

Blended AMOU (average minutes of use) reached 77 minutes compared with 80 minutes for the previous year, due to the increased number of prepay customers in the total customer base. Total minutes of use increased 25% compared to last year, at 2.5 billion minutes while outgoing traffic increased 38% compared to last year. Contract AMOU for the last quarter of the fiscal year was 185 minutes, a 30% increase compared with last quarter of previous fiscal year.

Total Subscriber Acquisition Costs reduced and represents 7% of total revenues compared to 10.1% for the year ended 31 March 2001, following the company's strategy to keep these costs low, while attracting quality customers that pay a higher monthly access fee and have a shorter pay back period.



Customer Base Growth Line (in thousands)


3500
2800
2100
1400
700
0
740
450
1,093
680
1,599
741
2,145
820
MAR. '99
MAR. '00
MAR. '01
MAR. '02
Prepay
Contract

PRODUCTS AND SERVICES

New Tarrifing Policy: Price reductions up to 22%

Vodafone - Panafon announced reductions of up to 22% on its call tariffs and monthly access fees in July 2001 for both new and existing contract customers. As a result of these reductions, per second charges start from euro 0.09/minute while SMS is charged at euro 0.08/SMS. Monthly charges start at euro 7.92. These new charges demonstrate that Vodafone - Panafon operates for the benefit and maximum customer satisfaction verifying its commitment to offer innovative services with the highest quality network in the most competitive market prices.

CU:

CU communication system, which was launched 2 years ago, has always focused on the youth market and continues to be highly successful in the Greek market. It continues to update its service offering to the youth market. For example in September 2001 we created a CU CD while in October 2001, we designed a connection pack with 3 different PC games: CU Gamer.
CU is not just a prepay product, it is a communication system for the youth generation which is focused on their main interest areas such as love and parties, which are communicated in a *simple and direct way of their every day activities.*



PREPAY SERVICES

PREPAY ROAMING

Within two years of existense Vodafone - Panafon has sought to upgrade its service offering to its prepay users (Vodafone à la Carte, CU) which by March 2002 represented 72% or 2,145,377 of its customer base. Since April 2001, it has offered prepay customers the ability to use their mobile phone abroad without any special procedures. Specifically, prepay customers can receive calls and send and receive short messages in 115 countries or 250 networks (as at March 2002) all over the world. The service is automatically available to all prepay users (excpet those that use roaming services through the use of their credit cards from 26th of April 2001). When customers reach their travel destination they will be connected with the strongest GSM network. Vodafone a la Carte users can still use roaming services throught their credit card.

We create.

GPRS SERVICES

In March 2001, Vodafone - Panafon announced the launch of GPRS (General Packet Radio Service), offering services to both retail and corporate customers. GPRS offers much higher speeds of internet access - initially at 36kbps (kilo bytes per second) and potentially increasing to more than 100 Kbps, compared to the 9.6 Kbps available today.

Charges are based on 'data volume' rather than the 'connection time' – the time that the user is connected to the service or the network.

More specifically:

1. Wap Plus over GPRS is offered to both contract and prepay customers. The service charge is €0.005/ Kbyte.
2. GPRS Wireless Internet service is offered to contract and corporate customers. The service charge is €10 for monthly access which includes 1 Mbyte of data volume, for every extra Kbyte the charge is €0.005.

Thanks to the GPRS technology, corporate customers will enjoy:

- Significant reductions in operational costs as they will be charged according to data "volume" and not connection time. Specifically, customers will enjoy the 'always on' feature of GPRS which will help them eliminate the repetitive process of reconnecting to the network each time they need to send data, and they will be charged only according to the amount of data they download.

- The ability to use WAP services offered by the Vizzavi portal (www.vizzavi.gr) such as infotainment services, e-mail, auctions, on-line stock information and access to other WAP sites through the search engines - all these at much higher speeds.

- Higher internet speed connection wherever they are through PANAFONET (Vodafone – Panafon's ISP), with the use of their GPRS mobile phone and a laptop without the need for a fixed line connection.

Since September 2001, prepay users also have access to WAP over GPRS services.

NEW VALUE ADDED SERVICES (VAS)

Virtual Home Environment

Vodafone offers the ability to use familiar short numbers abroad, in the same way as in one's home network (same calling number, same language).
This service allows voice mail and customer care access without the use of prefixes. Short codes are designed to make journeys abroad easier and less stressful.

Chat 'n' Flirt

In March 2002 Vodafone - Panafon presented "**Chat** 'n' Flirt", a service created to cater for the communication needs of the younger generation. "Chat 'n' Flirt" is the new way to communicate with your friends or make new friends through the use of a mobile phone. Anyone using the service can send an SMS on several chat subjects such as music, sport, films and travel. These subjects are updated constantly.
Communication takes place in public or private chat rooms that have been specifically designed for Vodafone.
"Chat **'n' Flirt**" promotes communication between the younger generation and operates as a meeting point between them.
Any Vodafone customer wishing to "meet" someone else can send an SMS with his/her description and wait for the answer.
SMS charges depend on the users' connection pack, while for the creation of a private room all customers are charged € 0.8.

Guess Who

"Guess who" was presented by Vodafone - Panafon in November 2001 and targets mainly the younger generation. Guess who is an entertainment value added service. Vodafone - Panafon customers can send an SMS to another Vodafone customer without revealing their identity (their mobile number) giving the recipient the chance to guess who the sender is. This service only applies to Vodafone - Panafon subscribers (sender and receiver).
The process is simple: The sender sends a message to 1900 consisting of the subscriber's mobile number that they want to approach, together with space and the text. Then, the recipient receives a message from 1900 informing them that someone has sent a short message. They then have 4 tries to guess who it is by sending back to 1900 the mobile number of who they believe it is. If, after the first two attempts, the recipient has not managed to correctly guess the sender's identity, the sender has the opportunity to send a second text message.

Vodafone – weather

The Vodafone Weather service is offered to our customers in co-operation with Newsphone and EMY (Hellenic National Meteorological Service). Vodafone customers can call 1438 from their mobile and be informed about the weather in Greece and abroad.

Weather forecasts are updated every 6 hours (8:00, 14:00, 20:00, 02:00) daily from Newsphone and EMY (Hellenic National Meteorological Servise). The service is available through I.V.R choices for different geographical areas and seas all over Greece as well as the temperatures of many European cities.

All prices reported may have changed since 31/03/02

INTERNET SERVICE PROVIDER

Vodafone - Panafon offers ISP services

Vodafone - Panafon offers ISP services through PSTN & ISDN dial up connection packs offered on 11 different tariffing programs depending on the type of connection (Dynamic & static), the kind of fixed connection (ISDN & PSTN) and the duration (3 – 6 or 12 months).

Specifically, dial up connection packs offer a wide variety of services: high speed connection, innovative solutions and competitively priced, quality certified services in a user-friendly environment.

Call support services are offered 24-hours a day and are accessible through fixed and mobile line connections.

Finally, Vodafone - Panafon offers free internet connections to new contract, prepay and CU customers based on certain usage patterns. This initiative was welcomed by the customers who hurried to take advantage of this opportunity.

ALTERNATIVE SERVICE PROVIDERS (ASPs)

Big Brother / Bar / Trap

Vodafone - Panafon, in co-operation with Antenna, Mega and Star (local private TV channels), offers to its customers the chance to vote using their mobile for their favourite TV show such as Big Brother, Bar, Trap through SMS and IVR.

CHRISI EFKAIRIA

This service gives customers access to the electronic version of chrisi efkairia newspaper (adds newspaper) at the following address (www.x-e.gr), where they can see all new entries. To get the details of these new entries all they have to do is send an SMS to 1450 and get a 24 hour access code. The cost is €1.6 plus VAT which is included in the monthly customer bill (for contract customers) or is deducted form the remaining balance in the card of prepay customers.

VALUE ADDED SERVICES (VAS)


Communication
SMS Plus post
Net Office
Anonymous SMS
Fax Mail
Vodafone Mail
WAP
Entertainment
Guess Who
Ringtones
Chat'n'Flirt
Financial
Vodafone Stock
Information
Vodafone Weather
SMS Info
Panorama
Vizzavi
Web to SMS
Tell me Now (Alerts)
Personal Phonebook
GPRS

CORPORATE SERVICES VODAFONE - PANAFON

Vodafone - Panafon covers all the communications needs of 45% of the Greek corporate market, offering innovative services, advanced technology and safety in the knowledge that they are customers of the biggest mobile player in the Greek market.

In February 2001, Vodafone - Panafon presented its corporate service offering - PANAFON PARTNER - which was designed to fully cover the needs of a company with custom-made solutions from highly trained personnel and strong after sales support with continuous updates on new products and services. The provision of such services reflects the corporate services philosophy of Vodafone-Panafon, a philosophy based on identifying and meeting all our customers' needs.

The basic advantages of Vodafone - Panafon corporate services, apart from telecommunications cost management, are the effectiveness of the on-going support and the 24-hour service from a specialised telecoms helpdesk.

Moreover, the company offers technological excellence, credibility and security in data transfers as it has the largest private microwave network in Greece and is a member of the biggest mobile telecommunications group world-wide.

Corporate services cover the following areas:

MOBILE TELEPHONY

By means of connections to business programs specially designed for companies and Business mVPN services that have been designed especially for corporate customers

- **Business Plus 1**
  1 (5-10 connections to Vodafone – Panafon network)
- **Business Plus 2**
  (11 or more connections to Vodafone – Panafon network)
- **Business mVPN**
- **Business Plus 2**
  (for a big number of connections to Vodafone - Panafon network)

NETWORK INTERCONNECTION

Through the implementation of private corporate networks each company has the ability to create a VPN (Virtual Private Network), that fully reflects its specific needs and peculiarities. Employees will then have access to a "closed" company network that can transmit data, voice and fax in the most secure, reliable and cost efficient way.

The above summarises in the following services:

- **Leased Lines**
- **Frame Relay**
- **VPDN**

INTERNET

Vodafone - Panafon Internet services offer internet access to corporate customers and according to their needs. In all cases Vodafone - Panafon guarantees high quality, speed and competitive prices in the following services:

- **Internet dial-up**
- **Business Internet dial-up**
- **Business Internet**

All prices reported may have changed since 31/03/02

WIRELESS OFFICE

Through Wireless Office services, customers can work away from their office without the need for a fixed line connection.
Wireless Office, offers access to the corporate intranet, internet, fax, e-mail through the mobile in a fast and secure way through:

- **GPRS Wireless Internet**
- **GPRS Corporate Access**
- **User programme data/fax**
- **Fax from mobile (SMS Plus Fax)**
- **E-mail from mobile (NetOffice)**

MANAGEMENT & COMMUNICATION

Through management and communication services, a company can communicate with its partners (clients personnel etc.) in a direct and cost efficient way through SMS and have control of its vehicle fleet both in Greece and abroad. These services include:

- **Fleet Manager**
- **Bulk SMS 1**
- **Bulk SMS 2**

SUPPORT SERVICES

Support services upgrade communications needs and offer a wide variety of corporate services offered by Vodafone - Panafon.
Through:

- **Call Manager**
- **Technical Support of Equipment**
- **Corporate Line – Corporate customers telephone support**
- **Specialised sales team**

NEW BUSINESS AND SERVICES

In September 2001, Vodafone - Panafon was the first company to offer LMDS (Local multi-point Distribution System) in Greece. Following this, Vodafone - Panafon had the ability to further develop the corporate business offering with: Business Internet, Business mVPN, networks interconnection and GPRS Corporate Access.

After acquiring the licence in December 2000, Vodafone - Panafon has already installed LMDS hubs in 5 locations that cover the entire Athens business area and is also in the process of installing a hub in Thessaloniki. The aim is to fully cover the whole Attica region in the near future. Vodafone - Panafon services were presented in COMDEX exhibition as well as other specialised telecommunications exhibitions during the year (ie: infosystem in Thessaloniki and Expo-comm in Athens).
Moreover, specific events were organised for the complete presentation of Vodafone - Panafon services.



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PARTNERSHIPS

During the year under review Vodafone - Panafon kept utilizing efficiently the existing co-operations always aiming to add value especially in the areas of mobile and internet convergence.

We participate.

VIZZAVI:

In the period under review Vodafone - Panafon and Vizzavi Europe announced the Greek version of the pan-European portal Vizzavi, which will be undertaken by the newly incorporated company "Vizzavi Hellas".
The Company commenced its operations under the following address www.vizzavi.gr that succeeded the well-known portal "pan.gr".
Vizzavi Hellas is the common Vodafone - Panafon Vizzavi Europe Limited initiative and is the result of the co-operation of two giant companies in the areas of telecommunications and media: Vodafone Group and Vivendi Universal respectively. The aim is to provide enhanced multimeida services through the internet and mobile phones.
"vizzavi.gr" has been created to offer visitors the ability to have fun, communicate and share the content offered anytime, anywhere and by all means: PC, mobile phone, and electronic organiser so the user can have access to all Vizzavi's useful tools.
Vizzavi.gr services are availbale also to all vodafone customers regardless the type of technology they are using Wap/GPRS/SMS

BUSINESS EXCHANGES (BE)

Business Exchanges SA is a business to business e-commerce service provider, developing reliable, safe and dynamic horizontial and vertical e-marketplaces through be24.gr.The company was founded by EFG Eurobank Ergasias banking group, Vodafone - Panafon group and ISP Hellas On line. SETE Procurement and Trading SA will soon become one of the company's main shareholders.
Be24.gr is an innovative business to business marketplace which aims to transform itself in to a wider business community centre for B2B electronic commerce. Be24.gr already offers a variety of services that meet its clients needs for e-procurement, market research, catalogue management, auction management, electronic payments, customer support as well as many other value added services that will become available soon like financial products, payroll, hosting services, insurance, consultation etc.
Already 12 major companies participate in this electronic market place throught the electronic address www.be24.gr
Vodafone is using be24.gr for its procurement needs, while at the same time the e-marketplace has become an essential business tool for promoting services and communicating with its main business partners.

FROM PANAFON - VODAFONE TO VODAFONE

We are entering a new era.

On January 21st 2002, Panafon - Vodafone changed its brand to Vodafone.

The change in brand name to Vodafone took place one year after the adoption of the dual brand name, Panafon - Vodafone, from the original name Panafon. The re-branding to Panafon - Vodafone gradually introduced the Vodafone brand into both the Greek market and consumer's conscience, and is in line with Vodafone Group's worldwide strategy which aims to make Vodafone one of the world's most recognisable brands.

Surveys carried out indicated that the awareness and preference targets of the Vodafone brand in Greece had been achieved, a fact that has contributed to the re-branding of Vodafone - Panafon to Vodafone at this point in time.

Vodafone Group:

Vodafone Group has a presence in 28 countries and provides mobile services to more than 100 million customers. Vodafone Group's mission as a company is governed by its vision to "**be the world's mobile communications leader - enriching customers' lives, helping individuals, businesses and communities to be more *connected in a mobile world***".

The Vodafone vision is augmented with four principles: passion for customers, passion for employees, passion for results and passion for the world around us.

Panafon was Vodafone Group's first major investment outside the United Kingdom. Since the beginning of its operations, Vodafone - Panafon has participated actively in the formation of Vodafone Group's global strategy.

Vodafone - Panafon's customers have already *benefited significantly from the participation* in the Vodafone Group family from global product offerings (Eurocall, VHS), as well as high quality of services, offered through the "Vodafone shops".


vodafone

RESTRUCTURING OF THE COMMERCIAL NETWORK

Vodafone Group introduced the strategy of a uniform distribution chain by creating Vodafone shops, a retail chain offering all Vodafone products and services. Vodafone - Panafon, participating in this universal initiative, launched Vodafone shops in Greece.



The aim is for Vodafone shops to gain a leading position in the greek mobile retail chains offering :

One stop shop solutions
Expertise on new products and services
Competitive prices and exclusive offers

Since March 2002, 155 Vodafone shops were in operation all over Greece which was accomplished by:

- Renovation of already existing ones
- Ex e-motion and Tetoma.com shops renovated and renamed to Vodafone shops
- Opening of new ones

Vodafone shops are easily recognisable by the public due to their uniform architectural design, have presence all over Greece and offer exclusive services and products of mobile telephony and multimedia.

We are next to you.


Μιλήστε,
αισθανθείτε,
ακούστε,
ελάτε
κοντά.
vodafone
Εδώ,
ο κόσμος
ειναι μικρος.
Οι καλύτερες
στιγμές
ειναι αυθεντικές.

The merger with major service providers has prepared the ground for the development of the Vodafone Shops. Our customers can benefit from the provision of quality-oriented services along with innovative, value-added services.

- **The merger with Unifon & Panafon Emporiki:** On 4 April 2001, shareholders of Vodafone-Panafon, Panafon Emporiki SA and Unifon SA approved the merger and absorption by Vodafone - Panafon where Vodafone - Panafon acquired the share capital of both Panafon Emporiki and Unifon. The merger was completed on 11 May 2001 following the Ministry of Development approval.

- **Merger with NextNet:** On 26 November 2001, shareholders of Vodafone - Panafon and NextNet approved the merger where Vodafone - Panafon absorbed NextNet. The merger was completed on 18 February 2002 following the Ministry of Development approval.

- **Merger with Panafon Services:** On 19 February 2002, Vodafone - Panafon's and its 100% subsidiary Panafon Services extraordinary general meetings approved the merger of the two companies with absorption of Panafon Services from Vodafone - Panafon. 31st of March 2002 was set as the transformation balance sheet dates.

The aim of all the above is the creation of economies of scale, efficient management, reduction in the costs of distribution and profitability increase, while offering improved services.

NETWORK

Vodafone - Panafon has a modern and resilient network, which provides extensive coverage and high quality of service. By 31st, March 2002, Vodafone - Panafon had invested over €1,080 million on its network infrastructure. Furthermore, €291 million has been invested this year for acquiring additional spectrum for mobile telecommunications services (2G and 3G).

We are developing.

The rapide growth of the telecoms sectior emphasizes the value of spectrum for the development of a commercial successful telecommunications network. Spectrum is the key company asset that drives the cellular network deployment and enables the provision of advanced services to its customers. The recent evolution of the mobile communications market has revealed the value of spectrum as a competitive advantage and a means of differentiation in the development of a commercially successful telecommunication network.

The company, being aware of the significance spectrum, participated in the spectrum allocation process for GSM900, GSM1800 and UMTS (3G) systems in July 2001. Specifically, the spectrum acquired by Vodafone - Panafon is 2x5MHz for GSM900, 2x15MHz for GSM1800 and 2x20MHz FDD & 5MHz TDD for UMTS.

It is worth mentioning that in the spectrum allocation process (national auction) the company acquired more spectrum than its competitors at a lower cost per MHz.

Moreover, Vodafone - Panafon has expanded its activities in the area of fixed wireless access since it also acquired LMDS spectrum 2x56MHz in the band of 26GHz. This technology enables the company to develop its own wireless access network in order to connect either corporate customers (i.e., advanced services provision like mVPN) or BTS (GSM and at a later stage UMTS) in areas of high population density (e.g., shopping centres).

Network infrastructure

On 31 March 2002, Vodafone - Panafon's telecommunications network consisted of 1,657 Base Stations ("BTS") connected to 28 Base Station Controllers ("BSC"), 11 of them located in Athens. The Base Station Subsystem ("BSS") is controlled by 13 Mobile Switching Centres ("MSC"). Furthermore, 3 Transit Switching Centres ("TSC") and 5 Home Location Registers ("HLR") operate in Vodafone - Panafon's network. The company's nodes are connected through the transport network which consists of 1,677 Microwave links PDH (Low and Medium Capacity) and SDH (High Capacity). The network is also interconnected to the Public fixed telephony network (OTE) and Cosmote's cellular network in Athens, Thessaloniki, Larissa, Patra and Iraklio, as well as Telestet's cellular network in Athens, Thessaloniki, Patra and Larissa.


vodafone

GPRS Technology

Vodafone - Panafon was the first mobile operator in Greece to offer commercial GPRS services to retail and corporate customers in March 2001. GPRS technology provides Vodafone - Panafon's customers with enhanced mobile communications services and data transfers at very high speeds (that can exceed 100 kbps) comparing with the 9.6 kbps provided by GSM circuit switched technology. GPRS paves the way for wireless multimedia services that will be supported by third generation mobile telephony systems. Vodafone-Panafon offers the most modern and advantageous GPRS charging based on the volume of transferred data (volume based charging). Vodafone - Panafon's customers are interested in GPRS supported services and the first market success results are expected with the launch of Multi-media Messaging Service (MMS) that is planned for 2002 in the Vodafone Group worldwide.

The Cellular Network

Although, the cellular network already provides population coverage of 98.2%, the company will continue to invest in its network development and improvement in order to serve the traffic needs of the increased customer base. This year was characterised by the exploitation of the acquired spectrum of GSM 900 and GSM 1800 in order to improve the quality of the offered services and to solve the capacity problems in areas of high traffic density, requiring a lower number of base stations. Another issue regarding the cellular network planning was the proper radio resource management for the provision of GPRS services (i.e., dedicated channels use). In the context of GPRS, the spectrum is going to be the key driver for the success of the services whose usage depends on the offered data rate.

The Transport Network

The transport network deployment was one of the most significant strategic issues for Vodafone - Panafon as it provides a significant competitive advantage during its nine-year operation especially in the context of the recent telecom market deregulation. Nowadays, the transport network provides the necessary capacity based on 1,677 microwave links covering a total distance of 5,900 km all over the country.

The requirements for PSTN leased lines (provided by OTE) are minimum as leased lines are used only for resilience purposes and for interconnection with PSTN resulting also to minimal operational costs.

The Fibre Optic Network

During the last two years the company has developed a fibre optic ring that is utilised for the connection of the existing buildings in the Attica area. Currently the ring construction is in its completion phase. Moreover, the fibre optic network is scheduled to be expanded along the Athens-Thessaloniki and Athens-Patra axes in order to satisfy the future capacity requirements.

The Fixed Wireless Access Network

Vodafone - Panafon was the first company to launch the pilot provision of services using fixed wireless access technology (LMDS). By exploiting this technology, the Company improves the so-called Panafon Partner services offered to corporate customers (Internet feed, mVPN, connectivity services). Five base stations have already been installed in Athens, while the installation of the first base station in Thessaloniki is in progress.
The LMDS technology development is based on a specific long-term strategy that in terms of specific techno-economic criteria is focused on areas with high density of corporate customers, while the customers located in other areas are connected by point-to-point links operating at the 26 GHz band.

The philosophy of the infrastructure transport network development conforms completely with the company's long-term strategy focusing on its powerful position in the future mobile communications market. In the context of this market evolution (3G), differentiation will be achieved by offering advanced wireless multimedia services that will be based either on the adequate spectrum of the cellular network or on the sufficient capacity of the transport network.

Value Added Services

The development of the Value Added Services infrastructure is of great importance, since those services are at the cutting edge of Company's strategy for providing new products offering new advantageous communication capabilities. The provision of the new value added services (e.g., chat & flirt, dedications, etc.) indicates the company's aggressive strategy, focusing on the needs and characteristics of the local market and exploiting the competitive advantage of being a member of a world-wide mobile communication group. The development and provision of common services to all Vodafone's customers in the countries where the group has presence is an indisputable advantage. The first step towards this has already taken place (i.e. CAMEL services support, Virtual Home Environment, GPRS roaming implementation in many European countries, etc.), while the next step will consist of advanced services like Multi-media Messaging, Unified Messaging, etc.
The development of the relevant network infrastructure has been designed in light of this strategy and is performed in close co-operation with the other Vodafone Group's companies, thus achieving significant economies of scale.

UMTS Technology

As mentioned above, during the summer of 2001 the company acquired a license for UMTS spectrum and for the deployment of the proper network infrastructure for the provision of 3G mobile communications services. The license obligations include the deployment and commercial launch of a UMTS network with population coverage of 25% by the end of 2003. Based on the experience from other European countries as well as the estimates concerning the availability of the appropriate handsets and the UMTS services, the Company expects to commercially launch UMTS in 2003.

As far as the network preparation for the migration to UMTS technology is concerned, there are internal activities for the relevant business plan preparation, the supplier selection, as well as the relevant staff training on UMTS planning issues. There is also very close co-operation with other Vodafone Group companies that have already deployed UMTS networks.

Network Planning

The network planning is based on certain quality of service targets, network resilience principles and the most efficient exploitation of the company's network infrastructure investment. Network planning activities are based on a central co-ordination activity named "Network Roll-out Strategic Plan" according to which every sub-network is planned with respect to the following issues:

a) Quality of Service objectives
b) Forecasts of Commercial department regarding the customer base increase and the new services deployment
c) Technology upgrade requirements (in terms of software and hardware).

Then, the total network infrastructure requirements are evaluated and the relevant priorities in terms of the desired investment target are set. This philosophy ensures that the company's strategy is properly applied to every part of the network.

Network Operation and Maintenance

of surveillance, maintenance and restoration mechanisms. These mechanisms are based on both modern control systems (Network Management) that allow remote handling of several network operation faults and the highly trained support engineers who on a 24-hours basis are available to solve any operational problem while in parallel they perform periodical maintenance of the network equipment. Moreover, there are special projects and scheduled activities in case of physical disaster (BCP-Business Continuity Plan) that protects the efficiency of the network investment.
The employment of such mechanisms results in high network availability and quality, that ensures company's competitive market position.

Network Quality

The company, not only sets specific quality objectives for the network planning, but has developed mechanisms in order to achieve these targets. The network quality is under continuous surveillance and is based on the data collected from:

a) the network counters (i.e. dropped call rate)
b) the communication of customers with customer care
c) market research conducted by the Commercial department
d) the route surveys

This systematic approach leads to a high network quality. This is also indicated from the fact that for a six-month period (till 31 March 2002) the busy hour congestion percentage was less than 1%, while the dropped calls rate was less than 1.3%.

Condensed Consolidated Capex - IAS (euro in thousands)

	Purchase Value 03/99	Additions 00/01	Purchase Value 03/01	Additions 01/02	Purchase Value 03/02
Plant & Machinery	451,217	186,562	637,779	110,199	747,978
Land & Buildings	126,766	45,847	172,613	33,920	206,533
Computer Equipment	24,693	5,060	29,753	11,411	41,164
Computer Software	22,010	5,568	27,578	13,673	41,251
Furnitures & Fixtures	11,654	4,060	15,714	11,845	27,559
Other	15,601	840	16,441	27,062	43,503
Licences	91,942	8,129	100,071	291,396	391,467
Total	**743,883**	**256,066**	**999,949**	**499,506**	**1,499,455**



INTERNATIONAL EXPANSION

In August 2001, Vodafone - Panafon announced the launch of Vodafone Albania, the youngest company in Vodafone's Group.
Vodafone - Panafon participates with 49% of the share capital in Vodafone Albania, while Vodafone Group has a 51%. Vodafone Albania offers a wide network coverage and a variety of competitive products.

We are planning.

Vodafone Albania commenced its operations less than six months after the licence was awarded which makes this GSM rollout one of the worlds fastest.

Within eight months of starting operations, the customer base in Albania reached 169,482 customers at the end of March 2002 representing a 35.9% market share covering 65% of the population and coverage is expected to reach 90% by the end of March 2003.

Vodafone Albania equipped with Vodafone - Panafon's knowledge and expertise offers high quality services in the Albanian market.

Network capital expenditure up to March 2002 reached € 60.4 million.

Vodafone Albania offers a variety of services for both contract and prepay customers. For contract customers it offers personal voice mail, call waiting, call forwarding, data/fax services etc.

Due to the peculiarity of the market impoirtabce was given to prepay products: Vodafone Card. Vodafone Card is offered with a variety of mobile phones and a variety of services as well as the ability to roam in 49 countries and 83 networks, all over the word.
It is worth mentioning that Vodafone Albania offers a 24-hour call centre.

Summary financials

(in euro million - International Accounting Standards - I.A.S.)

Revenues:	25.80
EBITDA:	0.15
Losses:	4.20
CAPEX:	60.40
ARPU (euro):	28
AMOU (minutes):	92













QUALITY - A PREREQUISITE

In the framework of its Vision, Vodafone - Panafon shows respect for the Environment, takes care of the Health and Safety of its employees, commits to its shareholders and its customers for the secure management of information related to its business elements, as well as personal data.

We are constantly impro-ving.

Integrated Management System

The company was initially certified in March of 1996, according to the international standard ISO 9001:1994 and then in June of 1999 for its Integrated Management System by the independent Bodies: ELOT (Hellenic Organisation for Standardisation), member of the International Certification Network (IQNet) and British NQA (National Quality Assurance). The Integrated Management system provides a systematic way of managing and monitoring the critical activities of the company.

Vodafone - Panafon is the first and the only telecommunications company in Greece, and among the few internationally, certified for the development and implementation of an Integrated Management System in the following areas:

- Quality Management according to ISO 9001:2000, aiming to the continuous and systematic improvement and development of its activities, as well as customer satisfaction - (Certification Number 02.33.01/249 ELOT/IQNet).

- Environmental Management according to ISO 14001, aiming to the systematic management of company's activities that affect the environment - (Certification Number 04.33.01/006 ELOT).

- Health and Safety according to OHSAS 18001, aiming to the provision of a healthy and safe working environment for all employees - (Certification Number 06.33.01/001 ELOT).

- Information and Data Security according to BS 7799, aiming to the assurance of information and data security regarding the company, the customers, the shareholders and the partners - (Certification Number S0001 NQA).

The scope of the above certifications were expanded in November 2001 to cover new telecommunications activities (GPRS, LMDS, Data Services, Panafonet), as well as commercial activities. More specifically:

- Design, installation/ comissioning, operation and maintentance of the cellular mobile telephony network (GSM).

- Development, provision, billing and support of services following connection of subscribers to the network.

- Design, installation/ comissioning and support of leased lines.

- Design, development, installation mainteneance and support of information systems for the management of the cellular mobile telephony network.

Furthermore, in the framework of its collaborations with telecommunications organizations, Vodafone - Panafon supports and provides consultancy services to Vizzavi (Hellas), Vodafone Albania and Ideal Telecom for the development of management systems and quality of services delivered.

Business Excellence & Self-Assessment

Since February 1997, Vodafone - Panafon has been a member of the European Foundation for Quality Management (EFQM), in an effort to continuously improve, through a model which is based on the European Quality Award model. The philosophy and practices of Self-Assessment are applied within the company in all of its activities. According to this practice, the company systematically and on an annual basis, assesses its performance aiming to focus on improving these activities that will support its strategic obectives.
For the better exploitation of the results of self-assessment, the model that Vodafone - Panafon used this year, was customized to integrate telecommunications idiosyncracies.
In May 2001, Vodafone - Panafon, after the assessment by independent assessors from the EFQM, achieved the distinction "Recognized for Excellence in Europe". Vodafone-Panafon is one of the ten European companies, the only in the area of telecommunications and the first Greek company which achieved this distinction.
In March 2002, ex-Panafon Services, achieved the distinction "Committed to Excellence in Europe" by EFQM and the Hellenic Management Association (EEDE).

Quality of Services

Vodafone - Panafon in the framework of developing services that correspond to customers' needs, has developed specific methods of measuring systematically quality, starting from planning services until the delivery in market. Some of them are the following:

- **Trials prior to service delivery:**
  Service performance, compared to initial specifications, is assured using trials before their delivery in market. Trials aim at assessing the technical characteristics, as well as quality elements of services which will make them useful for the customer.

- **Monitoring quality of network:**
  One of the most important tools of target setting and prioritization of network development, is to simulate and understand customers' perception on the use of mobile telecommunications network. The fundamental indicators demonstrating network performance achieved by Vodafone - Panafon's network is Call Success Rate (CSR) (the percentage that the customer perceives as set-up maintenance and release of a call) and Voice Quality.

- **Billing Verification trials:**
  The accuracy of Vodafone - Panafon in phone-call billing is assured by using special equipment which makes a statistically acceptable sample of calls that simulate the real time traffic of the company's network. The trials verify the right billing of simulate customers' phonecalls.

- **Quality in service provisioning:**
  The provision of services and high quality products is a strategic choice of the company and is monitored by performance indicators related to response time and quality of service. Vodafone - Panafon carries out satisfaction surveys to continuously identify and improve areas related to its Call centers and retail stores. For example, a systematic technique of monitoring satisfaction is "mystery customer" methodology. Satisfaction surveys are systematically conducted for corporate customers, leading to action plans with defined improvement potentials.

Other Quality Practices and Approaches:

Vodafone Business Excellence Forum

Vodafone - Panafon, as a pioneer on quality issues in the overall Vodafone Group, organized the first Vodafone Business Excellence Forum in September 2001 in Athens. The company, in the framework of developing business relations and mutual support between Group companies, has given the opportunity to share good practices, different approaches and benchmarking. In this Forum, top management from Greece, UK, Holland, Germany, Spain, Egypt, Portugal and Malta participated. The valuable outcome of the first Vodafone Business Excellence Forum is a start to strengthen company relations and an approach to benchmark practices and methods that apply in all Vodafone Group companies.

Participation in Network Quality & Benchmarking Group:

Vodafone-Panafon aiming to measure quality of all its services and especially those that will be based on new technologies, participates in the Network Quality & Benchmarking Group of Vodafone Group. The purpose is:

- Planning and introducing Quality of Services (QoS) indicators of services that are implemented within the framework of large company projects
- Assuring the use of quality plans and measuring their implementation
- Identifying required changes in the company, to incorporate new services and technologies
- Both-way assessment of Partners: Vodafone - Panafon, in order to develop mutual trust and cooperation with its main Partners, systematically assesses the quality of this cooperation.


IQNet
THE INTERNATIONAL CERTIFICATION NETWORK
CERTIFICATE
IQNet and
ELOT
hereby certify that the organization
VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
for the following field of activities
GR. 02.33.01/2
Recognised for Excellence in Europe
EFQM
Panafon S.A.
October
vodafone




2.4%
43.8%
20.6%
2.0%
0.5%
15.9%
3.3%
11.5%
COMMERCIAL DIVISION
FINANCE DIVISION
CORPORATE AFFAIRS DIVISION
TECHNOLOGY DIVISION
BUSINESS DEVELOPMENT & INTERNATIONAL EXPANSION DIVISION
HUMAN RESOURCES DIVISION
OPERATION & SUPPLY CHAIN DIVISION
OTHER


48%
16%
20%
16%
POSTGRADUATE
UNIVERSITY DEGREE
TECHNICAL COLLEGES
OTHER

vodafone

ALL OF US

Our human resources constitute the most important asset of our company. Their skills, expertise and commitment drive corporate excellence.

We are a team.

Vodafone - Panafon, it is a hi-tech organisation at the forefront of mobile innovation with a very strong brand name. It is a highly profitable company, with robust financial results, consistently generating value for all its shareholders. It is also a distinguished member of the Vodafone Group, the largest mobile telephony firm in the world.

All the above however, are the result of the collective effort and outstanding performance of Vodafone - Panafon people. Our human capital is fully aligned with business strategy and business strategy integrates the added value of our people.

Being a highly sophisticated company, we employ experts and professionals across several technological, commercial and managerial backgrounds. They all share, however, excellent qualifications, market awareness, a proven track record of high performance and a strong drive for achievement. We invest in the long-term development of out people but we are focused on tangible and visible results on the daily basis. We provide competitive rewards, an excellent working environment and training and career opportunities in Greece and abroad. However, we make all these available to those individuals who share our vision and values and readily meet business needs.

Our work ethos promotes respect and trust among our people. They enjoy a fulfilling and rewarding employment environment and in return they deliver remarkable output. Job satisfaction, minimum turnover, and high performance are norms within Vodafone - Panafon. Empowerment, cost efficiency and quality work manifest the passion of our people for their job.

Our Human Resources Department is the overall framework for the effective management of our people. Staffed by well-experienced and highly qualified professionals, our HR department is among the best in Greece while the systems used are aligned to Group's best practices. We perceive our people as internal customers. Therefore, we strive to deliver a timely and quality service.

Vodafone - Panafon can safely claim that the contribution of its people to competitive edge and profitability will continue to be exceptional and consistent.

SOCIAL RESPONSIBILITY

One of the four Values that form the standard for the company's activation, is Passion for the World around us. The main concern and desire of all companies of the Vodafone Group is to help all people worldwide live a fuller life, through the services they offer as well as though the influence they bear on the world around us.
Operating within this framework, Vodafone - Panafon has paid particular emphasis on issues relating to social concern, culture and the environment since the first years of its operation.
The company's major strategic choice and main axis of its activities has been to contribute the country's social life. Within this framework, Vodafone - Panafon has undertaken an active role in supporting the State's activities as well as the activities of independent bodies and has carried out a significant work in sectors related to hot social issues, thus systematically proving its sincere interest for the world around us.

We care.

The period dated from April 2001 to March 2002 has been particularly creative for the Company, which continued focusing on individuals and more specifically on a particular socially sensitive group, that of children.

Within this framework four main initiatives were developed.

1. The company's intention was the creation of a multilateral programme addressing both the intellectual and the mental world of children. This idea was brought into being through the planning and the implementation of an educational park, titled PAMMAKARISTOS VODAFONE World for Children. *It is an educational and recreational* miniaturisation of a real world in which children have the chance to develop critical ability and other skills, to acquire new knowledge, to exercise and to have fun. PAMMAKARISTOS VODAFONE World for Children is located in the premises of the Institution for Children «Pammakaristos», a non- profit institution, which has been in operation since 1953, in the Nea Makri area in Attica, as an organisation, which offers protection and takes care for education of children. Today, it offers specialised services to 250 Persons with Special Needs from 3 up to 25 years old. Its objective is the education and the professional training of children with serious learning difficulties, and kinetic, communication and speech impediments, which are often accompanied with social problems. PAMMAKARISTOS VODAFONE World for Children was created specifically for children *accommodated by the Pammakaristos Institution*, but it is also open to the public, such as to children from Municipal Schools, Kindergartens, Institutions, families and young individuals, that potentially wish to participate in its activities.



What adds particular value to PAMMAKARISTOS VODAFONE World for Children is that it combines various activities, by offering to its young visitors a complete programme of creativity and entertainment. More specifically, the "world for children" consists of three sections:

- The Experiential Council Room, which constitutes the first gate to the World for Children. Upon arrival, visitors get the opportunity to watch films about the Pammakaristos Institution and its work and can thus develop a concise view of the World for Children. The council room, consists of three Educational Technological Stations - the «Archaeologists, the «Astronauts» and «Discoverers» - via which children have the chance to journey to the magic world of history and get to know ancient Olympia, our planet system and the adventures of three great explorers: Marco Polo, Christopher Columbus and Magellan. At the same time, the room is used for movies, theatrical plays, scientific congresses and other events for children with special needs, but also for the public.

- The Virtual Drive Traffic Park, which is a city and traffic park simulation. Delimited one-way roads, 2-direction streets, crossroads, traffic lights and the respective signs define the course of an educational programme. Car - models, bicycles and remote-controlled vehicles strengthen the educational scheme, while the trainees assume roles of pedestrians, drivers and policemen, being brought into the scene to preside over quarrels, resulting from virtual accidents. The objective of the park is the education of children by learning about the rules of road circulation, as well as the development of correct driver behaviour.

- The Athletic Park consists of an open basketball court and a mini soccer pitch. Furthermore, a 100 m lane and a shot-putting ground is planned. At the same time, the ring road of the traffic park, with a length of 250 m., forms additional athletic space, ideal for the preparation of athletes.

The ambition of Vodafone - Panafon is that PAMMAKARISTOS VODAFONE World for Children becomes one of the most important initiatives that the Company has ever undertaken in the sector of social contribution, with the mission to provide substantial help to a social group, which badly needs all the support it can get.

2. Along with the creation of Microcosm, the company has been the patron of one more appreciable effort aiming at upgrading Greek education, this time in collaboration with the Institution of Major Hellenism. The Institution of Major Hellenism is one of the most important organisations aiming at the rescue and distribution of Greek historical memory. Its mission is to increase the awareness of the ecumenical dimension of Hellenism and the promotion of its contribution to the development of culture. Within this framework, the Institution has established a pioneer cultural centre, the Greek World, where visitors get the opportunity to watch exhibitions, historical documentaries, artistic events and to experience a unique journey through the world of virtual reality.

The «Magic Screen» found in this Institution, is the first exhibit of virtual reality in Greece and is financially supported by Vodafone. It is a large luminous screen in the form of a table, creating an impressive environment, where children participate actively in virtual journeys wearing stereoscopic glasses and by using a small navigation device.. Via the «Magic Screen» the young visitors have the opportunity to get to know about the Greek culture, by actively participating in the construction of vases resembling to the ancient Greek ones, to acquire knowledge about popular Olympic Games and the athletes of antiquity, to visit a stone olive press, by watching but also by using the traditional tools for the olive oil production themselves.

3. By carrying on laying emphasis on the education sector, for a consecutive year, Vodafone - Panafon has decided to donate computers to schools of secondary education, in collaboration with the Ministry of Education and Religions. More specifically, the Company undertook the planning and the logistics of providing 100 Multimedia electronic computers to schools of the country, with the aim to increase the familiarisation of students with the new technological developments. The choice of schools was performed in collaboration with the Office of Secondary Education of the Ministry of Education and Religions, which suggested schools all over Greece, that had a substantial need for aid in order to improve their operation. The computers, the majority of which were donated to schools outside Attika, were delivered by high-level company executives and they were accepted with great satisfaction, both by teachers and pupils.

4. Finally, during Christmas 2001, Vodafone-Panafon as a minimal demonstration of its concern for socially weak groups, decided to donate the amount of the money it would otherwise spend to purchase or print Christmas cards to the Infirmary of Chronic Diseases of Saint Andreas in Rhodes. It is an institution hosting children 2 to 18 years old, suffering from mental deficiency. The company wanted to give joy to the children accommodated in the nursing room, so reinforcing the message of Christmas for Love and generosity even in times when we feel overwhelmed by the adversities of our everyday life.

SENSITIVITY FOR THE ENVIRONMENT

Vodafone - Panafon considers environment management to be a priority equivalent to its other business activities.





Services provided by Vodafone - Panafon often replace the use of documented communication or reduce the need for physical transportation and travel, thus contributing to the reduction of natural resources used, air emissions and disposal of solid waste.

In addition, the company annualy assesses its activities with the aim to identify and to turn away any environmental impacts that may arise. These impacts mostly regard the categories of energy consumption and solid waste. The company maintains programs with environmental benefits, as well as financial benefits reaching up to 0.02% of company's turnover this year. Some of these programs are the following :

- Energy saving in company's premises. Vodafone - Panafon in collaboration with the Center of Renewable Energy Sources (KAPE) proceeded with a Complete Energy Planning for company's premises, aiming to study potential electricity saving from cooling /heating and lighting as well as from use of renewable energy sources such as photovoltaic systems. The company has already implemented free cooling energy saving systems in 17% of its Base Stations, which leads to 12% energy savings. Furthermore, the company taking advantage of solar energy, has installed photovoltaic systems in 2% of its Base Stations. Being one of the 54 company members of the European GreenLight Program (www.eu-greenlight.org/) for energy saving from lighting, Vodafone-Panafon implements techniques that reduce electricity consumption to approximately 20% in areas of installation.

- Reuse and Recycle of lead acid batteries. Lead that is contained in batteries used in telecom network operations, is an element that is accumulated in the environment and can cause damage in flora and fauna. Vodafone Panafon, recycles lead acid batteries, when these reach the end of their lifecycle. Last year, the company provided more than 60 tonnes of batteries for recycling.

- Reuse of electric and electronic equipment. According to this program PCs, printers, monitors and telecommunications equipment are provided for reuse. Last year 210 PCs were donated to schools.

- Reduction of paper use. The company, many years since , uses special information systems reducing office paper use per employee. Last year the company reduced the use of office paper per employee about 30%.

- Recycle of consumable materials (paper, plastic, aluminum, glass) and printer toners. It is estimated that last year the company due to its recycling program, saved a forest of about 500 trees from being cut down.

Vodafone - Panafon, besides the implementation of environmental programs, actively contributes in the protection of the ecosystem by making reforestations and taking care of forest areas. A representative example has been the program that the company has implemented in collaboration with WWF Hellas, titled "Forest is my concern", which was distinguished with the "Price for the Environment" in the "Social Contribution Prizes 2001", organized by the Greek Advertizers Association.


vodafone

REPORT FOR THE YEAR ENDED 31 MARCH 2002

Table with Key Financial Data (Audited Consolidated Financial Statements in accordance with IAS)

(In millions of Euro except share numbers and per share data)	12m ended 31 March 2002	12m ended 31 March 2001	% 01-02
Revenues	990.0	844.9	17.2%
Cost of Sales	432.5	376.2	15.0%
Gross Profit	557.5	468.7	18.9%
% of Revenues	56.3%	55.5%	
Selling General & Administrative Expenses	260.6	169.4	53.8%
Selling General & Administrative Expenses excluding D& A	218.9	147.8	48.1%
Operating Income	296.9	299.3	-0.8%
% of Revenues	30.0%	35.4%	
EBITDA (Earnings before interest,tax, depreciation, amortization)	427.5	387.9	10.2%
% of Revenues	43.2%	45.9%	
Financial Result – Participations	23.5	20.0	17.2%
Income Before Income Tax	273.4	279.3	-2.1%
% of Revenues	27.6%	33.1%	
Net Income	169.3	175.3	-3.4%
% of Revenues	17.1%	20.7%	
Earnings Per share	0.318	0.342	-7.2%
* Weighted average number of shares according to IAS	533,129,201	512,500,000	

REVENUES

Revenues for the period under review increased by 17.2%, a much higher rate than for the last fiscal year, reaching € 990 million compared to € 844.9 million of the previous year.

Airtime revenue increased by 15.2% and represented 80.1% of total revenue. Outgoing airtime revenue increased by 23.3%, despite tariff cuts in contract customers by 22%. Driver of this growth was increased usage especially in outgoing minutes - both in prepay and contract - demonstrating the quality customer base and the robust commercial strategy that the company has in place. Total roaming revenue increased by 16.7%.

Total customer base reached 2,965,804 customers, a 26.7% increase compared to March 2001. Contract customers for the year increased by 10.7% compared to the previous year, totaling 820,427. The Prepay customer base increased by 34.2% compared to the previous year totaling 2,145,377 customers and representing 72.3% of the total customer base.

Annual blended churn reduced by 5.2 percentage points to 17.5% from 22.7% showing the rewards of our commercial strategy and the launch of the Vodafone shops.

COST OF SALES

Cost of sales increased by 15% year on year, 2.2 percentage points lower than revenue growth. Total subscriber acquisition and retention costs were 11% lower than last year.

SG&A

Selling, general & administrative expenses totalled € 260.6 million and represent 26.3% of revenues reflecting the effect of the UNIFON merger and the associated goodwill amortisation. Economies of scale derived from the merger are expected to deliver improvements in this area.

OPERATING INCOME

For the period under review operating income reached € 296.9 from € 299.3 million last year a 0.8% decrease due to increased depreciation charges and selling, general & administrative costs due to the merger.

EBITDA (Earnings before interest, tax, depreciation and amortisation)

EBITDA increased by 10.2% to € 427.5 million, compared to € 387.9 for the year ended 31st March 2001.

FINANCIAL RESULT – PARTICIPATIONS

This category is higher compared to the previous period due to the initial start up losses from Vizzavi Hellas and Vodafone Albania

EARNINGS BEFORE TAX (EBT)

Earnings before tax reached € 273.4 million versus € 279.3million, a reduction of 2.1%, which reflects not only higher depreciation and amortization costs but also the start up losses in Vizzavi Hellas and Vodafone Albania.

NET INCOME (NI)

Net Income reached € 169.3 million a 3.4% reduction compared to the previous period which also reflects the higher tax rate due to one-off tax provisions of € 5.9 million in the first half of the period under review. Net income before goodwill, tax provisions and start-up costs increased by 4% to € 187.9 million from € 180.7 million.

NET OPERATING CASH FLOW

Net Operating Cash Flow reached € 281.9 million reflecting the company's ability to fully finance its on going investment needs. Strong cash flow as well as cash acquired from the merger with UNIFON helped in financing extra 2G and 3G licenses while keeping borrowing at low levels. As a result of all these, net debt to equity ratio improved to 0.57 from 0.60 in the end of the period March 2001.
Net Cash Flow Available (operating cash flow less usual Capex and dividends) was € 38.9 million demonstrating company's ability to fully fund its ongoing investment needs.

EFFICENCY RATIOS 2001 - 2002	
Return on Equity (ROE)*	28.2%
Return on Capital Employed**	31.3%

* Return on Equity = Net Income / Average Total Equity
** Return on Capital Employed = Operating Income / Average of (Total Equity + Net Debt)

INFORMATION TO INVESTORS

COMPANY PROFILE

General information

The company was incorporated in 1992 in Athens as a societe anonyme with the title "PANAFON HELLENIC COMMUNICATIONS COMPANY S.A." (the "Company") and the brand name "PANAFON" (FEK 750/18-3-92) and was registered in the Societe Anonyme Register with the register number 26089/01/B/92/175. The base of the Company is the Municipality of Athens and its duration has been set to fifty (50) years (up to the year 2042). In 1998 the company's base was transferred to the Municipality of Amarousion. After the approval of the extraordinary general meeting on February 18th 2002 (FEK 2304/29-3-02) the legal name of the company changed to "Vodafone – Panafon S.A" and the distinctive title to " Vodafone – Panafon". In December 1998 the Company's shares started trading in the Athens and London Stock Exchanges. Today the Company's Societe Anonyme Register number is 26089/06/B/92/01. The company's headquarters are located at 44 Kifissias Avenue, 151 25 Maroussi, tel. (010) 61 60 000.
According to article 2 of its Articles of Association, as amended by the General Assembly of 4.14.2001

(1) The establishment and operation of cellular mobile radio telephone systems and the research, planning, establishment and operation of telecommunication system ("Systems")
(2) The supply of and/or the trade in equipment etc. used in connection with the Systems;
(3) The establishment and operation of units supporting the Systems;
(4) The provision of telecommunication services and value added services by means of the Systems, as well as the provision of consulting and training services in relation to the planning, establishment and operating of telecommunication systems of various technologies;
(5) The supply, trade and distribution of telephone devices, any kind of computers, telecommunications equipment and sound, visual and data transmission networks, as well as, communication products, spare parts and equipment that are used in connection with the supply of the above mentioned telecommunication services, as also the development, production and distribution of software related to the above mentioned.
(6) The development, production and exploitation of software related to telecommunications; and
(7) The supply of establishment, repairing and technical support services in connection with the above mentioned products in general.

In order to attain the above object the Company may:

(a) Participate in any company or business of whichever form, already incorporated or to be incorporated, domestic or foreign, having the same, identical or similar object of whichever corporate type. Absorb any similar personal business or company of any kind or participate in any existing or to be established company.
(b) Collaborate in any way with any natural person or legal entity.
(c) Establish branch offices or agencies anywhere, either within the country or abroad.
(d) Represent related object firms either domestic or foreign.

Panafon is a Company providing mobile telephony services according to a license for the operation of a GSM cellular telecommunications network, obtained after a tender, from the Greek Republic in September 1992 (FEK 587/30-9-92). The license has duration of 20 years (until the year 2012). The Company provides the entire range of mobile telephony services according to the GSM 900 system, including many value added services (as the smart voice mail service, the short message service (SMS), calls through operators and data/fax transmission/ receipt). Moreover the company provides its customers with the option to use mobile telephony services abroad, in 115 countries, by means of 250 international roaming agreements the company had signed up to March 2002, which is the largest number of roaming agreements ever signed in the Greek mobile telephony market.
In December 15th, 2000 Panafon was granted, after a competitive tender, an LMDS license (wireless fixed access) in the 23 GHz band. The price paid amounted to € 8.1 million and the available bandwidth is at 2x56 MHz. The licence has a duration of 20 years. In July 2001 Vodafone - Panafon acquired extra spectrum of 2X5 MHz in the 900MHz band and 2X15MHz in the 1800MHz band at a cost of € 115 million, and for 15 years period. This outcome gives Panafon-Vodafone available total capacity of 2X15MHz in the 900MHz band and new spectrum in the 1800MHz band of 2X15MHz.This capacity, paired with the 3G spectrum (2X20+5 MHz) that Vodafone - Panafon acquired in July for € 176.4 million makes it the company with the highest spectrum of frequencies among national operators in Europe.

Overview

The Company operates within Greece under the terms of Law 2246/94, as amended (the Telecommunications Law), and the Licence and is subject to the authority of the Ministry of Transport and Telecommunications and the NTPC. Greek telecommunications legislation is subject to review by the EU Commission in order to assess its conformity with applicable EU telecommunications law. Greece also operates within the framework of the World Trade Organisation (WTO) pursuant to the General Agreement on Trade in Services. The global regulatory environment for telecommunications has been evolving rapidly in recent years. In keeping with the global trend towards liberalisation of telecommunications services, the telecommunications sector in Greece has been progressively liberalised.

The Telecommunications Law

The Telecommunications Law, together with related presidential decrees and ministerial decisions, define the framework for the regulation of the telecommunications sector and contain the applicable provisions required by EU legislation. The Telecommunications Law provides for the supervision of the telecommunications sector by the Ministry, which is responsible for establishing policy, promulgating regulations, initiating legislation and proclaiming ministerial decisions in the field of telecommunications. The Greek legislature is currently considering amendments to the Telecommunications Law. The Company cannot determine at this time what impact such amendments, if implemented, would have on the Company's business.

REGULATORY FRAMEWORK IN GREECE

The NTPC

The NTPC is the regulatory body responsible for supervising the activities of the Company and other enterprises that provide telecommunications services to the public, as well as monitoring and enforcing compliance with the terms of their licenses and telecommunications regulations. The Ministry appoints all members of the NTPC, although the NTPC operates independently from the Ministry. The NTPC makes proposals and issues opinions to the Ministry concerning the granting, renewal, amendment, suspension, extension and revocation of licenses. The NTPC may also impose fines for violations of licence conditions. (See Regulation of the Company-Terms and Conditions of the Company's Licence). In addition, the Company and other telecommunications enterprises may bring before the NTPC disputes arising out of the provision of telecommunications services. The NTPC can request that telecommunication enterprises provide explanations to the NTPC regarding their operations. The NTPC had asked the Company to clarify certain matters relating to the use of microwave frequencies on leased lines. This matter was never heard, however, following the intervention of the Ministry. The Ministry, who retains sole responsibility for matters regarding spectrum allocations, overrode the concerns of the NTPC. The Company believes that no further action will be taken on the matter.

Licensing Framework

Telecommunications activities may only be conducted pursuant to a license granted by the Ministry or a declaration submitted to and approved by the NTPC. The Telecommunications Law requires that telecommunications licenses will be granted to entities incorporated in the form of sociétés anonymes for the sole purpose of providing telecommunications services that have their corporate seat or a branch in a Member State and an authorized representative in Greece.

Regulation of the company

Terms and Conditions of the Company's Licence
Following a competitive tender, the Company and the government entered into the Concession Agreement, dated 14 September 1992 (the Concession Agreement), granting the Company a concession of specific frequencies in accordance with the terms of the Licence. Under the Licence, the Company is authorised to establish and operate a GSM network in Greece subject to the specific terms set out therein. The fees for the concession included a one-time fee of ECU 116 million plus annual fees of 0.5% of the Company's annual revenues from cellular services. The terms of the Licence are identical to the terms of the GSM licence granted by the government to STET Hellas. In connection with the implementation of EU telecommunications measures in Greece, the Company and the other mobile telecommunications operators have been engaged in discussions with the Ministry for the issuance to existing operators of harmonised licences complying with EU requirements. The Company believes that all material terms of the Licence will remain unchanged.

Licence Terms
The Licence authorises the Company to establish and operate a mobile telecommunications network according to the GSM and European Telecommunications Standards Institute standards, including the authority to lease excess capacity within the microwave network on a dedicated basis to third parties. The Licence allows Panafon to set and impose the tariffs for all services provided on its network.

MAIN LEGAL DISPUTES

Following the completion of the merger with Unifon, Vodafone - Panafon became the sole successor to Unifon's all rights and liabilities. These include and its supstitution as a successor to the legal dispute with Germanos S.A
We also have pending the hearing of the instance against Germanos S.A and STET HELLAS S.A for a total ammount of € 96.8 million as well as the instance against Germanos S.A for a total ammount of € 120.6 million.
Finaly we have pending the instance of Vodafone - Panafon S.A against the Greek state for the amount of € 280 million.

Nineteen (19) appeals against the Administrative Court of First Instance of Athens by which it is requested by the competent Tax Authorities and the Greek State the return of the total amount of € 2.9 million previously deposited value added tax, for the sale of a la carte packages for the period from 1.1.98 to 31.3.00. For the nine of the abovementioned appeals there are published interlocutory judgements ordering the introduction of evidence. For the rest of them the determination of the day of hearing is still pending.

VODAFONE - PANAFON KEY DATES

1992	September	Awarded a GSM license
1993	July	Commenced commercial operation of GSM network
1994	August	Achieved operating profitability
1996	March	Awarded ISO 9001 certification
	December	Achieved breakeven profitability
1997	October	Launched prepay service
	December	Subscribers exceed 500.000 signed 100th roaming partner (& USA)
1998	June	Call center excellence Grand Prix award
	November	IPO on ASE and LSE
1999	November	SPO (combined offer of Panafon stock owned by France Telecom to Greek and foreign institutional investors and Greek retail investors)
2000	March	Commenced commercial Internet access with Panafonet.gr, combining Panafonet with the Company's portal pan.gr
	August	Subscribers exceed 2.000.000
	October	*Announced the intention of merger with absorption of Panafon, Panafon Emporiki and Unifon.*
		Launched CU a new innovative prepaid communication system
	December	Acquired a fixed wireless license (LMDS)
2001	January	Change of brand from Panafon to Panafon - Vodafone
	February	Awarded Albania's second GSM license
		Launched Panafon Partner, a corporate communication solutions for *corporate customers (bundling GSM and Datacoms)*
	April	Approval of merger between Vodafone - Panafon, Unifon & Panafon Emporiki from the EGM's of the companies respectively
		GPRS commercial launch
	May	Completion of Unifon, Panafon Emporiki merger following the approval of the Ministry of Development
	June	Award of 3G license as well as extra spectrum for the 2G
		Vizzavi Hellas the Vodafone group pan-european portal announced its Incorporation and succeeded the portal "pan.gr"
	August	Official launch of Vodafone Albania operations
	September	Launch of LMDS services
	November	Approval of Vodafone - Panafon and NextNet merger from the companies EGM's
2002	January	Rebranding from Panafon – Vodafone to Vodafone
	February	Final approval from the Ministry of Development for the rebranding.
		Change of legal name to Vodafone - Panafon S.A and the distinctive title to Vodafone - Panafon
		Final approval of the Ministry of Development for the Vodafone - Panafon and NextNet merger
		Vodafone - Panafon and Panafon Services BOD's proposals for merger with absorption of the latter
	March	Vodafone - Panafon increased its shareholding stake to Mobitel by 10% increasing the total shareholding to 35.01%

SUMMARY TABLE OF MAJOR CORPORATE EVENTS

December 1998
IPO in Greece and abroad. Initial price GRD 5,100

October 1999
Share capital increase with capitalisation of reserves and distribution of one new share for each old one

November 1999
SPO Offer of 43,090,400 Panafon shares from France Telecom, through a combined offer to international and Greek institutional investors and the Greek retail investors. 17% of Panafon's total share capital was offered (out of the 20% initially held by France Telecom)

May 2001
Completion of the merger between Vodafone - Panafon and Unifon. Exchange ratio between the two companies shares: 1 Unifon share for 0.5601 Vodafone - Panafon shares

February 2002
Completion of the merger between Vodafone - Panafon and NextNet. Exchange ratio between the two companies shares: 1 NextNet share for 1.0696 Vodafone - Panafon share.
Change of the shares nominal value to € 0.33 per share.
Rebranding: change of the legal company name and distinctive title "Vodafone - Panafon S.A" and "Vodafone - Panafon" respectively

VODAFONE - PANAFON MANAGEMENT TEAM

Name	**Position**
George Koronias	Chief Executive Officer (CEO)
Babis Mazarakis	Chief Financial Officer (CFO)
Marios Dellatolas	Human Resources Director
Polivios Kalatzis	Supply Chain & Operations Director
Socratis Kominakis	Commercial Director
Nikos Mastorakis	Technology Director
Dimitris Michopoulos	Corporate Affairs Director
George Stefanopoulos	Business Development & International Expansion Direcror

Babis Mazarakis
Mr. Mazarakis is holder of a B.A. degree in Business Administration and an M.B.A with specialty in Finance. He joined Vodafone - Panafon in May 1999 as Financial Manager. In September 2000 he was appointed Group Financial Director and in February 2001 he was promoted to Chief Financial Officer (CFO).

Marios Dellatolas
Mr. Dellatolas is holder of a B.A. in Economics. He joined Panafon Emporiki in 1996 as Human Resources Manager. In January 2000 he was transferred to Vodafone - Panafon performing the same duties. In September 2000 he was appointed Group Human Resources Manager and in February 2001 he was promoted to Human Resources Director.

Polivios Kalatzis
Mr. Kalatzis holds a B.Sc. in Chemical Engineering and an M.Sc. in Economics and Process Engineering. He joined Vodafone - Panafon in 1993 as Project Manager. Since 1998, he occupies the position of Project & Procurement Manager. In March 2002 he was promoted to Operations & Supply Chain Director.

Socratis Kominakis
Mr. Kominakis is holder of a B.Sc. degree in Business Administration and an M.B.A. He joined Vodafone - Panafon in 1998 as Marketing Manager. In September 2000 he assumed the responsibilities of Commercial Director and in February 2001 he was appointed Group Marketing Director. In March 2002 he was promoted to Group Commercial Director.

Nikos Mastorakis

Mr. Mastorakis is holder of a B.Sc. degree in Electrical Engineering. He joined Vodafone - Panafon in 1996 as Digital Centers Manager. In December 1998 he undertook the position of Technical Manager. In February 2001 he was promoted to Technology Director.

Dimitris Michopoulos

Mr. Michopoulos is holder of a B.Sc. in Business Administration and an M.Sc. in Quality Management. He joined Vodafone - Panafon in November 1999 as Quality Manager. In September 2001 he was promoted to Corporate Affairs Director.

George Stefanopoulos

Mr. Stefanopoulos is holder of a B.Sc. in Metallurgy and an M.Sc. in Industrial Metallurgy Management Techniques. He joined Vodafone - Panafon as Quality Manager in 1994. In October 1998 he was appointed Quality & Investor Relations Manager. In September 1999 he was promoted to Group Investor Relations Executive. In February 2001 he occupied the position of Business Development & International Expansion Director.

BOD AND TOP LINE MANAGEMENT REMUNERATION

The members of the Board of Directors are not compensated for their duties as members of the Board except from the CEO. The CEO is, today, the only member of the board that receives remuneration and benefits which for the fiscal period 1/4/2001-31/3/2002 did not exceed the amount of € 830,000.

The total gross wages and benefits of Vodafone - Panafon above mentioned top line managers (excluding CEO Mr. Koronias) for the period 01/04/2001-31/03/2002 amounted to € 1,063,649, with a maximum amount of € 203,834 and a minimum of € 94,749. For the period 1/4/2000-31/3/2001 equivalent total gross wages and benefits amounted to € 910,241 with a maximum of € 190,712 and a minimum of € 75,123.

It is also noted that none of the Board of Directors members holds directly more than 0.04% of the company's share capital, and there is no existence of unusual transactions between them and the company and no loans have been given to them.

The Board of Directors members and the top line managers are not convicted for dishonest actions or economic frauds nor are they involved in legal claims concerning bankruptcy, crimes and prohibition of professional exercise: Business activities, Stock trading, Investment counselors, bank and insurance companies executives, underwriters, securities companies executives etc.

All Board of Directors members and the company's top management are Greek citizens except for MESSRS EMANUELE TOURNON, VITTORIO COLLAO, PIETRO GUINDANI, PAOLO HUSCHER , ROBERTO LAROCCA who are Italian citizens.

Between Board of Directors members and company's executives there are no next of kin relationship until second grade relationship by marriage (husband or wife, child, parent, brother or BOD member's or his wife).

Board of Directors members address is: 44, Kifissias Av., 151 25 Maroussi.

SHARE OPTION SCHEME

Under the Company's share option scheme, as approved by the EGM of 6/11/1998 and amended by the AGM of 28/9/2000 and 4/4/2001 each year upon approval of the annual general meeting of shareholders, eligible employees COULD BE granted a conditional option to purchase shares of Panafon at a price per share equal to the average price per share during the month immediately preceding the date of grant. The annual grant of the Options Under Conditions is discretionary and the company undertakes no obligation contractual or other, to continue granting such option in the future. For the first three year period of the Share Option Scheme the options are granted at a price per share equal to the half the Panafon Offering price at the IPO of November 1998. The conditional option will vest after three years from the date of grant if growth in the Company's earnings per share over the relevant three-year period exceeds inflation in Greece by 3% per year. The options will be exercisable for a period of five years following the date on which the options vest. The first period for the check of the completion of the conditions of vesting started on the EGM of 6/11/1998 and last on the AGM of September 2001. Each year a new option could be granted by the AGM and a new three year period of checking of the conditions' fulfillment shall begin. The participant shall not pay any consideration for the grant of an option. The options, the Unconditional rights and any other interest, are personal to the Participant and may not be transferred, assigned or disposed to other persons. Any purported assignment, transfer, change, disposal or dealing with the Rights of the Participant shall render the Option void.

On the 31 of March 2002 the Options under Conditions granted correspond to 2,466,877 shares. In the AGM of 27/9/2001 the stock options under condition corresponding to 496,600 shares, granted on the EGM of 6/11/1998 were vested to undconditional rights.

By virtue of the E.G.M dated 4/4/2001 it was finalized that when the participant will exercise his Unconditional Right, the company will purchase the shares from the Stock Exchange, according to the PD 30/1988.

SHARE PRICE PERFORMANCE

Diagram of share price performance & value of monthly traded volume


8
7
6
5
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3
2
1
0
120000000
100000000
80000000
60000000
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0
30/04/2001
31/05/2001
29/06/2001
31/07/2001
31/08/2001
28/09/2001
31/10/2001
30/11/2001
28/12/2001
31/01/2002
28/02/2002
28/03/2002
Vodafone - Panafon closing price at the last trading day of each month (in euro)
Value of monthly traded volume

Vodafone - Panafon share price performance vs ASE index


1,2
1,0
0,8
0,6
0,4
0,2
0
30/04/2001
31/05/2001
29/06/2001
31/07/2001
31/08/2001
28/09/2001
31/10/2001
30/11/2001
28/12/2001
31/01/2002
28/02/2002
28/03/2002
30/04/2002
VODAFONE - PANAFONE
ASE INDEX

Share price performance

Date	Monthly close price (in euro)	Value of total monthly transactions (in euro)
30/04/2001	7.04	92,851,388
31/05/2001	7.36	102,022,092
29/06/2001	6.38	83,747,059
31/07/2001	6.06	52,454,564
31/08/2001	5.72	36,373,687
28/09/2001	4.36	72,501,540
31/10/2001	5.46	76,016,923
30/11/2001	5.66	72,086,761
28/12/2001	5.80	59,030,921
31/01/2002	6.42	85,617,282
28/02/2002	5.60	68,079,819
28/03/2002	5.74	56,593,417

MAIN SHAREHOLDERS AS AT 31/3/02

Shareholders	Number of shares	%
Vodafone International Holdings B.V. (Vodafone Group)	230,625,000	42.45 %
Data Holdings S.A. (Vodafone Group)	51,250,000	9.43 %
France Telecom S.A.	58,948,830	10.85 %
Intracom S.A.	51,250,000	9.43 %
Free float *	151,240,170	27.84 %
Σύνολο	**543,314,000**	**100.00 %**

* Share registry data on 31 March 2002. No other shareholder holds more than 1% of the company's share capital

- On 31 March 2002 no individual member of the Board of Directors directly held more than 0.04% of the company's share capital
- Shareholder's participations were slightly diluted after the completion of the merger with Unifon and NextNet
- Vodafone International Holdings B.V. and Data Holdings S.A. are 100% subsidiaries of Vodafone Group

Out of 58,948,830 France Telecom shares, 43,562,473 represent the France Telecom exchangeable bond exchanged into Vodafone - Panafon shares. After the conversion of the exchangeable bond to Vodafone-Panafon shares, France Telecom will hold 15,386,357 Vodafone - Panafon shares or 2,83% of Vodafone-Panafon share capital.

Up to 31 March 2002 France Telecom represented a total of 58,948,830 votes.

Information regarding the exchangeable notes: The notes bear interest at the rate of 4.125% per year, payable annually in arrears on 29 November of each year. The notes will mature on 29 November 2004 at 100% of their principal amount and are exchangeable at the option of the shareholder at any time from 8 January 2000.

Information about the basic shareholders

VODAFONE INTERNATIONAL HOLDINGS BV (100% owned by Vodafone Group Plc.)

Vodafone International Holdings BV: is the main shareholder of Vodafone - Panafon and is based in Rotterdam – Holland. Indirectly Vodafone International Holdings BV is a 100% owned by Vodafone Group Plc.

DATA HOLDINGS (100% owned by Vodafone Group Plc.)

Data Holdings is a holding company 100% owned by Vodafone International Holdings B.V and member of the Vodafone Group PLc companies.

The company was incorporated in 1992 (FEK 1039 / 7-4-1992) based in Athens with duration until 2042. The Company's Societe Anonyme Register number is 026246/01/B/92/217. The initial company name was Data Bank S.A, and the distinctive title " Data Bank of Greece" a title that changed to Databank in March 1993 (FEK 879/93). In April 1st 1997 the company was renamed to Data Holdings S.A with distinctive title " Data Holdings", based in the municipality of Maroussi in Athens.

VODAFONE GROUP

Vodafone Group Plc is one of the largest mobile telecommunications network companies in the world. Vodafone has interests in mobile networks in 28 countries across five continents. In March 2002, Vodafone had more than 100 million proportionate customers worldwide. As of 25/06/02 its market capitalization was £102 billion.

Vodafone aims to be the world's leading wireless telecommunications and information provider, generating more customers, more services and more value than any of its competitors.

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange, the Frankfurt Stock Exchange and, in the form of American Depositary Shares (ADSs), on the New York Stock Exchange, all under the symbol VOD.

FRANCE TELECOM

France Telecom is a French telecommunications company owned until recently 100% by the French government and one of the biggest telecommunications companies world-wide. It is a full service operator providing services for consumers, businesses and carriers, with business presence in more than 220 countries. The services provided are: local and long distance telephony, data transmission, wire-free telephony, Internet, broadcasting, cable TV, value-added services.

France Telecom is listed in Paris and New York Stock exchange since 1997.

France telecom main shareholders are the following: French government 55.5%, SITA 1.4%, Vodafone 4.3%, DT 1.8%, Treasury Shares 4.2%, company employees or retired employees 3.2%, free float 29.6%.

In August 2000, France Telecom bought Orange Plc. , which it merged with its mobile part and created Orange S.A a pan-European provider of mobile telecommunication services. Orange S.A is one of the biggest mobile telecommunication companies in Europe with more than 39 million customers (data with 31/12/2001), which participates in mobile companies in more than 20 countries. France Telecom has acquired 3G licences.

The company also operates in the datacomms sector through its subsidiary Wannadoo, which was listed in Euronext stock Exchange in July 2000.
France Telecom also offers data network solutions and for this reason the company concluded recently a series of strategic participations ie: Equant which has a leading position in the data communications.

INTRACOM

Intracom is the leader in the Telecommunications equipment and informatics industry in Greece with a significant international presence.
Intracom designs, develops, manufactures and supports hardware and software systems for advanced Telecommunications, Electronics and Data processing applications.

The main fields of activities are:

- Public Telecommunications Networks
- Public Payphone Systems
- Telecommunications Software
- Integrated Business Networks
- Operation Support Systems
- Digital Satellite Applications
- Intelligent Terminals and Telematics Systems
- Internet Systems and Applications
- Energy Management Systems
- Defence Systems

In the above fields the company undertakes also integrated turnkey projects and provides technical services.
Apart from the domestic market, INTRACOM's products are sold in more than 40 countries in Europe, the Middle East, the CIS countries, Asia, Africa and the Americas.
Intracom is listed in the Athens Stock Exchange.

VODAFONE - PANAFON PARTICIPATIONS

During the period under review Vodeaphone - Panafon merged with NextNet and its full owned subsidiary Investimedia.

Vodafone - Panafon direct participations (until 31/3/02)

1. Panafon Services S.A (under merger with Vodafone - Panafon) (Registered company address: Greece, Maroussi, Attiki, 91 Meg. Alexandrou & Vas. Sofias)
2. Vodafone International Holdings BV (Registered company address: 3062 MA Rotterdam. The Netherlands, Max Euwelaan 61).
3. E-Motion Cyprus Ltd (Registered company address: Cyprus, Nicosia, 16, Kyriakou Matsi str.)

Subsidiaries 51 - 99%

1. E – Motion Albania Sha (51%) (Registered company address: Tirana, 2 Punetoret e Rilingjes)
2. Ideal Telecom S.A (51%)

Affiliates 21 - 50%

1. E-Unifon S.A (50%) (Under Liquidation)
2. Vodafone Albania Sha (49%, Through Vodafone - Panafon International Holdings Bv)
3. Mobitel S.A (35.01%) (Registered company address: 6 Chimaras st., Maroussi, Greece)
4. Vodafone Bulgaria Ad (20%) (Under Liquidation) (Registered company address: 2a Saborna st., 1000, Sofia, Bulgaria)
5. Be- Business Exchanges S.A (30%)
6. One Way S.A (13.04%) (Registered company address: Athens, Greece)
7. Vizzavi Hellas S.A (20%) (Registered company address: 56, Kifissias Av., Athens, Greece)
8. Acom S.A (16%) (Registered company address: 7, Stournari, Athens, Greece)
9. CBS S.A (24%) (Registered company address: 73, Vrilissou st., Athens)
10. Papistas S.A (40%) (Registered company address: 11 October & Gretsou st., Kozani, Greece)
11. Stellakos S.A (49.002%) (Registered company address: 11, Paleologou st., Sparti, Lakonia, Greece)
12. E – Kinitron Limited (2%, Plus Through E- Motion Cyprus 49%) (Registered company address: 11, Themistokli Dervi st., Nicosia, Cyprus)
13. I.N.A S.A (10.555%) (Registered company address: 1, Plateia Morichovou, Thessaloniki, Greece)

DIVIDEND

The Board of Directors will submit to the AGM for approval a dividend of euro 0.11 per share. All Vodafone - Panafon and NextNet shareholders who retain their Vodafone - Panafon shares up to the record date, which will be announced at the AGM, are entitled to the dividend. The same holds true for all holders of Global Depository Receipts (GDRs). GDR holders will receive the cash dividend in US dollars, with dividend cheques mailed directly to the depository bank of the GDR holder.
In the future, the company plans to distribute a dividend equal to or bigger than of 35% of the company's profits after taxes, complying with the law (legislation 2190/1920). The distribution of higher dividends will be influenced by company profitability and investing needs and is subject to the approval of shareholders. Moreover according to the Presidential Degree 82/96 and because, our company takes part in public tenders to undertake work and supplies as published in the press, it is required that upon our request all shareholders send us all the requirements from annexe 3 of Article 1 of Legislation 82/96 information. This includes analytical share situation up to and including private individuals or private companies or Limited or whatsoever other type of legal entity excluding limited liability companies, a declaration that the shares are all nominated as well as a written confirmation that they undertake the obligation to advise us of whatsoever alteration in their share register. The above is applicable to Greek companies only, limited by shares.
In the event of non-compliance shareholders will not have the right to take part in company general meetings and the company will not be obliged to pay dividends (annex 2 of Article 2 of legislation 82/96).

Dividends Taxation

Greek law (2238/1994 art.109) states that companies whose shares are listed on the Athens Stock Exchange, with the exception of banks, are subject to income tax amounting to 35% of their taxable profits before any earnings distribution.
Hence, Vodafone - Panafon dividends are distributed after the deduction of income taxes from the company's profits. There is no tax obligation pending for shareholders from the respective total amount of earnings arising from dividend payments. The date for the acquisition of income from dividend payments is taken to be the date of the acceptance of the company's financial statements by its shareholders annual general meeting. It should be noted that according to Greek law the dividend arising from subsidiary companies earnings that is to be paid to their parent company will be paid during the following fiscal period and hence will be included in the parent company's earnings of the following fiscal period, with the exception of pre-dividends payments in the actual fiscal period. Dividends arising from the parent company's earnings, which are partly formed from the distributed earnings of companies in which the parent company participates, if distributed then they are paid during the fiscal period following the period of receipt.
Furthermore it should be noted that earnings of the parent company arising from dividend payments are subject to tax to an extent of up to 5%, which is being taxed with a tax rate of 35% since they were already taxed at their source.

OBJECTIVES, PROSPECTS AND FOLLOW-UP EVENTS

The year under review was characterised by a series of important steps. The rebranding to Vodafone initiated the beginning of a new era that aims to make Vodafone one of the 10 most recognisable brands worldwide by 2004.
Vodafone - Panafon is the first Greek mobile company with a brand that is recognised worldwide. Its customers are members of a telecoms giant that has a presence in 5 continents and has the ability to offer them new and innovative global products and services. The company's image is strangthened also by the global sponshorships of the Vodafone Group.
Vodafone - Panafon remains committed to its goals of profitable growth and increasing usage by focussing ona commercial strategy that stresses CRM and retention program techniques that cater for all customer needs enhanced also with value added services.
In order to achieve the above goals, Vodafone - Panafon-created 'Vodafone Shops', a chain that comprised 155 shops at the end of March 2002 and is planned to have 200 by the year end.
This initiative justifies the strategic decisions to undertake the recent mergers with most of Vodafone - Panafon's service providers. Vodafone - Panafon completed the merger with Unifon, Panafon Emporiki and NextNet aiming to provide a more efficient customer service and distribution network operation through economies of scale.
Vodafone - Panafon will continue to offer competitive tariff plans (ie bundled tariff plans) with significant reductions in termination charges from fixed networks (already implemented).
Our aim is to retain high quality customers that generate high ARPU. Vodafone - Panafon already has the highest ARPU in the Greek market, both for contract and prepay customers.
Data services (SMS and WAP) now account for 13.1% of airtime revenues and are expected to increase significantly in the years to come with the development of new innovative services and 3G networks that offer the possibility of much higher speeds than the ones we are used to now.
In July 2002, Vodafone - Panafon was the first Greek mobile operator to launch MMS(Multimedia Messaging Service) which offers the ability to send pictures, sound and messaging from a mobile phone. MMS is a sample of the services to come and is expected to contribute to the company revenues and profitability.
Vodafone - Panafon has a 20% stake in Vizzavi Hellas, the Greek version of the pan-European portal. This portal concentrates on mobile predisposition as it places emphasis on the use of mobile phone services.

Vodafone - Panafon's early positioning in the Internet and data services markets guarantees the successful exploitation of GPRS opportunities that will arise. Moreover, Vodafone Group's GPRS strategy and global agreements are expected to contribute to the faster and more efficient satisfaction of Vodafone - Panafon customer needs.
The Company aims to develop new services both locally and globally in cooperation with Vodafone Group that will offer customers access to technology that will satisfy their infotainment needs.
Moreover, on July 13th 2001, Vodafone - Panafon acquired a 3G license in the area of 2x20 MHzFDD and 5MHz TDD for the amount of €176.4 million. 3G technology is expected to offer multiple applications in wireless multimedia with fast and easy access i.e. fast internet access to e-shopping and entertainment.
Additionally, on July 17th 2001, Vodafone - Panafon acquired extra 2G spectrum of 2X5 MHz GSM and 2X15MHz DCS at a cost of €115 million. This gives Vodafone - Panafon an available total capacity of 2X15MHz in the 900MHz band and new spectrum in the 1800MHz band of 2X15MHz, the highest spectrum available in Europe, reinforcing the Company's opportunities for further growth in the future.
Capital expenditure (capex) commitments will remain significant for the years to come with the aim of a sales to CAPEX ratio less than 15% (today this ratio is 20%) thus offering room for improvement in future cash flow. In the next two years infrastructure CAPEX will be around €200 million in order to cover mainly network quality and coverage improvement as well as the completion of the fiber optics network targets. 3G CAPEX will start at the end of 2003 and is expected to account for around € 600 million for the next 5 years (according to our estimations today).
Regarding Vodafone - Panafon's international expansion initiatives, Vodafone Albania is an excellent example of the success of Vodafone - Panafon's initial steps in this area. The Company believes that there are opportunities in the Balkans and South East Europe provided that these opportunities can offer value to the shareholders.
Finally, it is worth mentioning the importance of the four passions that Vodafone Group people all over the world share: passion for results, passion for customers, passion for people and passion for the world around us. These passions are the main axis around which we are building our future.

INFORMATION FOR INVESTORS

Listings

Panafon's Common stock is listed and traded on the Athens Stock Exchange and in the form of Global Depository Shares (GDSs), on the London Stock Exchange.
The Common stock is also traded on the Stock Exchanges of Berlin (stock:PFHA GR, GDR: PFH GR), Munich (GDR: PFHA GM) and Frankfurt.
Each Vodafone - Panafon common share has nominal value of euro 0.33 per share. Each GDS represents one share. The tickers under which the stock is traded on the various stock exchanges and the identification codes for on-line financial information systems are listed below:
Athens, SEDOL 556 0349, ISIN GRS 307 333 005
London, SEDOL 556 0361, ISIN US 6981132060
144A, SEDOL 230 2629, ISIN US 6981131070

Reuters (stock, Athens) PANr.AT
Reuters (GDR, London) PANq.L
Bloomberg (stock, Athens) PANF GA
Bloomberg (GDR, London) PFH GR, PFHD LI
Bloomberg (Rule 144A, Nasdaq) 2250Q US

Panafon stock participation in indices:

ASE General Index composite (ASE), ASE Telecom Index (ASEDTL), FTSE/ASE 20 INDEX (FTASE), DJ EUROPE ST TEL (SXKP), BE500 Bloomberg Europe, DJ EUROPE STOXX (SXXP), DJ EUROPE ST TEL (SXKE), DJ EURO STOXX P (SXXE), DJ STOXX 600 TEL (SXKP), BE500 TELECOM SECTOR (BETELES), MSCI

GDR Administration

GDR Depository Bank:
The Bank of New York
One wall street ,
New York, NY 10286
Tel: (212) 815-3503
Fax: (212) 571-3050

Information for investors

Shareholders information about address changes, dematerialization, company announcements and annual reports should be directed to Investor Relations department Vodafone-Panafon,
44 Kifisias Ave.
151 25 Maroussi, Greece,
Tel: +30.1.6160 330, 6160 061
fax: +30.1.6160 025,
e-mail: ir@Vodafone.gr

Internet site

Vodafone - Panafon internet site at www.Vodafone.gr, offers general information about the company. Investment related information, including press releases and financial information can be found at www.vodafone.gr/en/ir

INDEX TO FINANCIAL STATEMENTS
(INTERNATIONAL ACCOUNTING STANDARDS)

Hadjipavlou Sofianos & Cambanis S.A
Assurance & Advisory Services
250 - 254 Kifissias Ave.
GR - 152 31 Halandri, Athens, Greece

Tel: (30) 10 6781100
Fax: (30) 10 6776221-1
www.deloitte.gr

Deloitte & Touche

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
of Vodafone - Panafon Hellenic Telecommunications Company S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Vodafone – Panafon Hellenic Telecommunications Company S.A. and subsidiaries (hereinafter called "the Company") as of 31 March 2002 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2002 and the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards.

May 22, 2002
Athens, Greece
Deloitte & Touche

VODAFONE - PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2002 AND 31 MARCH 2001 (IAS)

(All amounts expressed in Euro)

	Notes	31 March 2002	31 March 2001
ASSETS			
Non-Current Assets			
Network infrastructure, net	3	667,738,371	601,816,860
Licenses, net	4	342,397,936	61,162,456
Fixed and other assets, net	5	94,132,219	60,175,621
Goodwill, net	6	165,290,169	29,479,372
Trademark, net	7	6,704,667	7,981,746
Investments in associates	6	25,389,593	24,274,421
Investments	8	6,705,191	5,164,505
Deferred income taxes	2,9	255,774	-
Total Non-Current Assets		**1,308,613,920**	**790,054,981**
Current Assets			
Inventories	2	13,189,864	5,032,238
Prepaid rent and other current assets	10	36,720,474	9,866,421
Related companies	11	14,357,859	10,842,536
Accounts receivable, net	2, 12	182,857,626	115,318,694
Marketable securities		1,177,907	-
Cash and cash equivalents		7,305,222	2,240,845
Total Current Assets		**255,608,952**	**143,300,734**
TOTAL ASSETS		**1,564,222,872**	**933,355,715**

The financial statements on pages 59 to 75 were approved and authorised for issue on May 22, 2002 by:

George Koronias
Managing Director

Charalambos Mazarakis
Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

VODAFONE - PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2002 AND 31 MARCH 2001 (IAS)

(All amounts expressed in Euro)

	Notes	31 March 2002	31 March 2001
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' Equity			
Share capital	13	179,293,620	150,403,522
Reserves	14	45,506,381	36,662,046
Share premium	19	179,382,432	-
Retained earnings		383,332,305	227,543,706
Total Shareholders' Equity		**787,514,738**	**414,609,274**
COMMITMENTS AND CONTINGENCIES	24	-	-
Long-Term Liabilities			
Long-term payable	4	52,912,860	-
Long-term debt	16	2,347,762	-
Deferred income taxes	9	12,277,587	8,408,995
Provision for retirement benefits	2,15	3,986,420	2,734,679
Total Long-Term Liabilities		**71,524,629**	**11,143,674**
Current Liabilities			
Accounts payable		101,795,491	103,928,481
Short-term borrowings from related company	16	447,434,703	247,982,392
Short-term borrowings	16	6,835,937	3,609,684
Related companies	11	17,213,767	1,337,643
Taxes other than income		20,703,059	5,052,561
Income taxes payable		53,396,583	40,726,495
Dividends payable	17	720,907	60,560,443
Deferred revenue		20,958,728	24,883,369
Other current liabilities	18	36,124,330	19,521,699
Total Current Liabilities		**705,183,505**	**507,602,767**
Total Liabilities		**776,708,134**	**518,746,441**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**1,564,222,872**	**933,355,715**

The accompanying notes are an integral part of these consolidated financial statements.

VODAFONE - PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED 31 MARCH 2002 AND 31 MARCH 2001 (IAS)

(All amounts, except per share data, expressed in Euro)

	Notes	Year ended 31 March 2002	Year ended 31 March 2001
Revenues	2, 21	990,046,100	844,912,892
Cost of sales	22	(432,536,032)	(376,192,930)
Gross profit		557,510,068	468,719,962
Selling, general and administrative expenses	23	(260,596,741)	(169,407,070)
Operating income		296,913,327	299,312,892
Interest income/(expense):			
Interest income		439,914	336,954
Interest expense		(18,012,625)	(17,598,788)
Net interest expense		(17,572,711)	(17,261,834)
Loss from associates	6	(5,906,614)	(2,770,603)
Income before income taxes		273,434,002	279,280,455
Income tax expense	2, 9	(104,122,822)	(103,967,360)
Net income		**169,311,180**	**175,313,095**
Earnings per share	2	0.318	0.342
Dividends per share		-	0.117
Common shares outstanding	2, 13	533,129,201	512,500,000

The accompanying notes are an integral part of these consolidated financial statements.

VODAFONE - PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 MARCH 2002 AND 31 MARCH 2001 (IAS)

(All amounts expressed in Euro)

	Notes	Year ended 31 March 2002	Year ended 31 March 2001
Cash flows from operating activities:			
Income before income tax		273,434,002	279,280,455
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization		130,633,886	88,635,487
Provision for staff termination indemnity		731,731	687,477
Provision for doubtful accounts		5,734,513	1,409,562
Equity in earnings of associated companies		5,906,614	2,770,603
Loss on disposal of assets		524,744	1,248,273
Loss on disposal of investments		504,208	-
Expense reimbursements		10,769,608	(8,873,667)
Inventory write-off		1,352,255	-
Other provisions		-	(156,992)
Changes in operating assets and liabilities:			
Accounts receivable		(19,357,511)	6,802,594
Amounts due from related companies		(13,839,955)	(995,234)
Inventories		872,771	3,964,164
Prepaid rent and other current assets		(7,580,915)	4,767,956
Accounts payable		(41,016,106)	17,099,293
Amounts due to related companies		15,419,142	1,337,643
Income tax paid		(85,089,991)	(111,926,144)
Taxes other than income		11,714,864	(735,506)
Deferred revenue		(5,960,071)	1,038,060
Other current liabilities		(2,808,091)	58,689
Net cash provided by operating activities		281,945,698	286,412,713
Cash flows from investing activities:			
Capital expenditures		(181,731,392)	(260,222,785)
Licenses		(238,483,323)	(8,129,127)
Investment		(751,538)	(1,642,858)
Investment in associates		(37,808,772)	(26,999,266)
Acquisition of subsidiaries	19	22,728,812	-
Dividends received		57,042	1,094,825
Proceeds from sale of fixed assets		3,121,131	-
Proceeds from sale of marketable securities		12,277,547	-
Net cash utilised in investing activities		(420,590,493)	(295,899,211)
Cash flows from financing activities:			
Proceeds from short-term borrowings		202,678,564	64,064,563
Proceeds from long-term debt		2,347,762	-
Dividends paid		(61,317,154)	(55,401,088)
Net cash provided by financing activities		143,709,172	8,663,475
Net (decrease)/increase in cash and cash equivalents		5,064,377	(823,023)
Cash and cash equivalents at beginning of year		2,240,845	3,063,868
Cash and cash equivalents at end of year		7,305,222	2,240,845
Supplementary disclosures of cash flow information included in operating activities:			
Cash paid for interest		15,019,725	17,586,718

The accompanying notes are an integral part of these consolidated financial statements.

VODAFONE - PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 MARCH 2002 AND 31 MARCH 2001 (IAS)

(All amounts, except per share data, expressed in Euro)

	Number of Shares	Share Capital	Reserves	Share Premium	Retained Earnings	Total
Balance 31 March 2000	512,500,000	150,403,522	36,662,046	-	112,392,020	299,457,588
Net income for the year	-	-	-	-	175,313,095	175,313,095
Dividends	-	-	-	-	(60,161,409)	(60,161,409)
Balance 31 March 2001	512,500,000	150,403,522	36,662,046	-	227,543,706	414,609,274
Net income for the year	-	-	-	-	169,311,180	169,311,180
Share capital increase	30,814,000	28,890,098	-	179,382,432	(3,707,067)	204,565,463
Dividends declared	-	-	-	-	(971,179)	(971,179)
Transfer to reserves	-	-	8,844,335	-	(8,844,335)	-
Balance 31 March 2002	**543,314,000**	**179,293,620**	**45,506,381**	**179,382,432**	**383,332,305**	**787,514,738**

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION AUDITING ACCOUNTING AND GENERAL INFORMATION

The accompanying consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS). These consolidated financial statements are presented in Euro since that is the currency in which the majority of the Company's transactions are denominated. (See below).
Vodafone - Panafon was incorporated on 18 March 1992 as a societe anonyme under the provisions of Greek Corporate Law 2190/1920. On 4 August 1992 Vodafone - Panafon was awarded a license to operate a GSM network which is a digital cellular telecommunications network in Greece for a period of 20 years. The network started operating on 1 July 1993 following the completion of the first stage of the installation of the network in the Athens area. The principle activity of Vodafone - Panafon is the sale of airtime to its subscribers and service providers.
Panafon Services S.A., a Greek societe anonyme was incorporated in 1994. Vodafone – Panafon purchased 100% of the shares in January 2000. Its principle activity is to provide call centre and IT services. See the Note 19 for the acquisition of subsidiaries in the year ended 31 March 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by the Company (its subsidiaries) up to March 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.
On acquisition the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition.
The results of the subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.
All significant inter-company accounts and transactions were eliminated on consolidation.
The associated companies have statutory year ends at 31 December each year. Vodafone - Panafon accounted for its share of the results of the associates (See Investments, Notes 2 and 6) up to 31 December 2001. Management estimates the additional results to 31 March 2002 are insignificant.

Use of estimates

The preparation of the accompanying financial statements in accordance with IAS requires management to make assumptions and estimates. Actual results could differ from those estimates.

Reporting currency

The Company's functional currency is the Euro. Assets and liabilities denominated in other currencies are translated into Euro at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into Euro at exchange rates prevailing at the date of the transaction. Resulting exchange gains or losses on settlement or translation are included in the accompanying statements of income.

Translation to Euro for the convenience of the reader

The translation of Greek Drachma amounts to Euro for the year ended 31 March 2001 is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in Greek Drachma have been or could have been converted into Euro at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is GRD 340.75 to Euro 1.00, which is the rate set following Greece's adoption of the Euro on 1 January, 2001.

Allowance for doubtful accounts

The Company makes a provision for bad debts in an amount sufficient to cover the risks of uncollectibility of the balances but does not write the debts off until all efforts to collect the balances have been exhausted.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged over the estimated useful lives of the assets.
Depreciation is computed on a straight-line basis as follows:

Plant and machinery	8% - 10% per annum
Leasehold buildings	8% - 20% per annum
Computers and software	20% - 25% per annum
Motor vehicles	20% - 25% per annum
Furniture and fixtures	10% - 15% per annum

License fee

The cellular license is recorded at cost and is being amortised on a straight-line basis over the 20 year term of the license agreement.
The LMDS license fee was acquired on 15 December 2000. Amortisation is calculated on a straight-line basis over the 15 year term of the license agreement. The two and one half generation cellular license is being amortised on a straight line basis over the 15 year term of the license agreement. Amortisation of the third generation cellular license will commence when the network is available for use.

Trademarks

The trade mark is recorded at cost and is being amortised on a straight-line basis over 7 years which represents the remaining initial registration period.

Inventories

Inventories consist mainly of handsets and other related equipment. Inventories are recorded at the lower of cost using the first-in first-out method of valuation or market value.

Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred.

Cash and cash equivalents

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents.

Provision for retirement benefits

The provision for retirement benefits is recorded according to the provisions of Greek Company Law 2190. See Note 15. The Company has not performed an actuarial valuation of the liability as at 31 March 2002 as required by IAS. Management estimates that the difference in the reserve, if any, is insignificant.

Income taxes

Deferred taxes have been provided for the effects of temporary differences between the financial reporting and tax bases of assets and liabilities.

Recognition of revenues and expenses

Revenue for telecommunication services provided is based on usage of its exchange network and facilities. Revenue for the sale of merchandise is recognized when the products are delivered. Revenue from the sale of the Company's "A la Carte" prepaid telecards are recognised based on the usage of such cards. Revenues and expenses are accounted for on an accrual basis.

Concentration of credit risk

Financial assets that potentially subject the Company to concentrations of credit risk are trade accounts receivables from the service providers. See Note 12.

Research and development expenses

The Company charges all research and development costs to expense when incurred.

Investments

Investments over which the Company does not exercise significant influence which includes One Way S.A. and I.N.A. S.A. are stated at cost.

Investments in associates

The Company uses the equity method of accounting for enterprises in which it has significant influence and therefore considers them to be associates. The Company accounts for its investment in these associates from the effective date of acquisition. The associates include Mobitel S.A., Vizzavi (Hellas) S.A., Be Business Exchanges S.A., Vodafone Albania S.A., Papistas S.A., Stellakos S.A. and Cosmos Business S.A. see Note 6.

Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Goodwill

Goodwill arising on consolidation represents the excess of the cost over the Company's interest in the fair value of the identifiable assets and liabilities of the subsidiaries and associates and was amortised on a straight-line basis over a period of five years. Effective 1 April 2001, the Company changed its estimate of the useful life of goodwill. Goodwill is now amortised over the remaining useful life of the original license which is until August 2012. The effect of this change in estimate is to decrease amortisation expense by €4,631,819 and increase net income by the same amount.

Fair value

The Company's financial assets and liabilities consist mainly of cash and banks, receivables, investments, payables and loans. Fair value represents the amount at which an asset could be exchanged or liability settled on arms length basis. Where in the opinion of management, the fair values of financial assets and liabilities differ materially from their book values, such fair values are disclosed in the notes to the financial statements.

3. NETWORK INFRASTRUCTURE, NET

Network infrastructure includes the assets related to the cellular telephone network. The analysis of these at cost less accumulated depreciation is as follows:

	Plant and Machinery	Freehold Land and Buildings	Leasehold Land and Buildings	Total
Cost:				
As of 31 March 2001	637,779,129	12,504,902	160,108,030	810,392,061
Additions	111,095,388	325,961	34,361,209	145,782,558
Disposals	(896,902)		(767,133)	(1,664,035)
As of 31 March 2002	747,977,615	12,830,863	193,702,106	954,510,584
Accumulated depreciation:				
As of 31 March 2001	135,000,120	2,005,125	71,569,956	208,575,201
Charge for the year	59,235,673	775,978	18,780,056	78,791,707
Disposals	(585,614)	-	(9,081)	(594,695)
As of 31 March 2002	193,650,179	2,781,103	90,340,931	286,772,213
Net book value:				
As of 31 March 2001	502,779,009	10,499,777	88,538,074	601,816,860
As of 31 March 2002	554,327,436	10,049,760	103,361,175	667,738,371

4. LICENSES, NET

The cost and accumulated amortisation of licenses are as follows:

	2G Cellular License	LMDS License	3G Cellular License	Total
Cost:				
As of 31 March 2001	91,941,719	8,129,127	-	100,070,846
Additions	115,019,983	-	176,376,199	291,396,182
As of 31 March 2002	206,961,702	8,129,127	176,376,199	391,467,028
Accumulated amortisation:				
As of 31 March 2001	38,908,390	-	-	38,908,390
Charge for the year	9,709,084	451,618	-	10,160,702
As of 31 March 2002	48,617,474	451,618	-	49,069,092
Net book value:				
As of 31 March 2001	53,033,329	8,129,127	-	61,162,456
As of 31 March 2002	158,344,228	7,677,509	176,376,199	342,397,936

The addition to the 2nd generation cellular license represents additional spectrum which was acquired in August 2001 for €115,019,983 and is being amortised over a period of fifteen years which represents the life of the license.

The 3rd generation cellular license was acquired in August 2001 for €176,376,199. Of the total balance, an amount of €52,912,860 is payable commencing December 2005 and was treated as a non-cash item for the consolidated statement of cash flows. Amortisation will commence when the network is available for use.

5. FIXED AND OTHER ASSETS, NET

The cost and accumulated depreciation of fixed and other assets are as follows:

	Computer Equipment	Computer Software	Motor Vehicles	Furniture & Fixtures	Equipment	Retail Stores	Other	Total
Cost:								
As of 31 March 2001	29,753,169	27,577,957	1,631,404	15,714,104	13,293,218	-	1,516,144	89,485,996
Acquisitions	3,204,560	1,787,923	360,418	10,151,280	9,791,345	-	5,256,819	30,552,345
Additions	9,063,377	12,512,573	25,566	3,101,129	3,069,206	6,821,052	2,558,743	37,151,646
Disposals, write-off	(856,864)	(627,464)	(3,817)	(1,407,781)	(730,624)	(39,318)	(47,476)	(3,713,344)
As of 31 March 2002	41,164,242	41,250,989	2,013,571	27,558,732	25,423,145	6,781,734	9,284,230	153,476,643
Accumulated depreciation:								
As of 31 March 2001	9,337,764	7,476,740	1,153,482	4,953,717	5,648,041	-	740,631	29,310,375
Acquisitions	1,375,840	814,060	141,360	2,735,367	2,043,448	-	761,843	7,871,918
Charge for the year	7,390,275	7,999,274	296,110	4,632,365	3,211,432	538,088	147,123	24,214,667
Disposals, write-off	(652,360)	(317,414)	(1,305)	(151,911)	(905,545)	-	(24,001)	(2,052,536)
As of 31 March 2002	17,451,519	15,972,660	1,589,647	12,169,538	9,997,376	538,088	1,625,596	59,344,424
Net book value:								
As of 31 March 2001	20,415,405	20,101,217	477,922	10,760,387	7,645,177	-	775,513	60,175,621
As of 31 March 2002	23,712,723	25,278,329	423,924	15,389,194	15,425,769	6,243,646	7,658,634	94,132,219

6. INVESTMENTS IN ASSOCIATES

Details of the Company's associates at 31 March 2002 are as follows:

Name of Associate	Place of Incorporation	Portion of Ownership Interest	Date Acquired	Principal Activity
Mobitel S.A.	Athens, Greece	35.00%	2000	Service provider
Papistas S.A.	Athens, Greece	40.00%	2000	Dealer
Stellakos S.A.	Athens, Greece	49.00%	2000	Dealer
BE - Business Exchanges S.A.	Athens, Greece	30.00%	2001	E-commercial activities
Vizzavi Hellas S.A.	Athens, Greece	20.00%	2001	Portal services
Vodafone Albania S.A.	Albania	49.00%	2001	Network provider
Cosmos Business S.A.	Athens, Greece	24.00%	2001	IT solutions provider

	31 March 2002	31 March 2001
Cost of investment	31,254,629	10,037,532
Gain on deemed disposition	-	16,444,053
Loss from associates, net of dividends received	(5,865,036)	(2,207,164)
Total	**25,389,593**	**24,274,421**

The goodwill consists of the following:

Cost:	
As of 31 March 2001	38,106,814
Additions	151,962,420
As of 31 March 2002	190,069,234
Accumulated amortisation:	
As of 31 March 2001	8,627,442
Charge for the year	16,151,623
As of 31 March 2002	24,779,065
Net book value:	
As of 31 March 2001	29,479,372
As of 31 March 2002	165,290,169

Included in the additions for the year ended 31 March 2002 is a goodwill of €10,418,195 which arose on the acquisition of certain assets from the prior service provider Viafon S.A. This goodwill is amortised on a straight line basis over a period of seven years.

7. TRADEMARK, NET

During 1999, the Company purchased the E-Motion trademark for an amount of €9,684,519. The trademark is being amortised over 7 years which represents the remaining life. The amortisation expense amounted to €1,277,079 for the years ended 31 March 2002 and 2001 and the net book value amounted to €6,704,667 and €7,981,746 at 31 March 2002 and 2001, respectively.

8. INVESTMENT

During December 1998, the Company acquired 13.04% of the shares of One-Way S.A. (One-Way) for a total cost of €3,521,643. One-Way increased its share capital by €8,804,109 of which Vodafone - Panafon acquired 13.04% equal to €1,148,361 in January 2001. In February 2001 One-Way decided to further increase its share capital by €7,336,757 of which Vodafone - Panafon acquired 13.04% equal to €956,968.

Vodafone - Panafon also acquired 10.55% of the total outstanding shares of a newly established research company I.N.A. S.A. for €139,398. This investment is shown at cost.

Vodafone - Panafon acquired investments of total costs €938,819 through acquisition of Unifon.

9. INCOME TAXES

The tax authorities have examined Vodafone - Panafon's books and records and its tax position has been finalised through 31 December 1997. There is currently a tax audit being performed for all the open tax years until 31 March 2001. The tax audit was not finalised until the date of our report. The Company created a provision of €5.9 million for expected additional taxes. Additional taxes, that may be imposed as a result of this audit, cannot be assessed with reasonable accuracy. Vodafone-Panafon's statutory tax rate is 35%.

The tax authorities have not examined the books and records of Panafon Services S.A. ("Services" the 100% owned subsidiary) since its incorporation in 1994. There is currently a tax audit being performed for all the open tax years until 31 March 2001. The tax audit was not finalised until the date of our report. Additional taxes, that may be imposed as a result of this audit cannot be assessed with reasonable accuracy. Services's statutory tax rate is 37.5% for the year ended 31 March 2002 and will decrease to 35% for the year ended March 31, 2003.

The tax authorities have examined the books and records of Unifon S.A. through 31 October 2000 and its tax position has been finalised until that date which is the date of the statutory merger with Vodafone - Panafon. Additional income tax of €1.9 million was imposed by the tax authorities in April 2002 which is covered by the general provision of €5.9 million mentioned above.

The tax authorities have examined the books and records of Panafone Emporiki S.A. through October 31, 2000 and its tax position has been finalised until that date which is the date of the statutory merger with Vodafone - Panafon.

The tax authorities have examined the books and records of NextNet S.A. through December 31, 2000 and its tax position has been finalised until that date.

Panafon Multimedia S.A., Tetoma S.A. and Ideal Telecom S.A. have not been audited by tax authorities since inception.

The income tax expense reflected in the accompanying statements of income is analysed as follows:

	Year ended 31 March 2002	Year ended 31 March 2001
Income taxes:		
Current	99,139,519	92,719,343
Deferred	4,983,303	11,248,017
Total income tax expense	**104,122,822**	**103,967,360**

	Year ended 31 March 2002	Year ended 31 March 2001
Income tax at the statutory rate	95,701,901	97,470,647
Effects of non taxable income and expenses not deductible for tax purposes	4,891,770	3,870,045
Additional income tax	3,529,151	2,626,668
Income tax expense	104,122,822	103,967,360

The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities are summarized below:

	31 March 2002	31 March 2001
Deferred tax assets:		
Duties	1,104,343	990,433
Provision for retirement benefits	1,418,081	985,206
Deferred revenue	6,490,349	8,692,916
Property plant and equipment	1,325,872	-
Various provisions	5,836,844	1,186,547
Satellite development cost expensed	50,420	100,839
Total deferred tax asset	**16,225,909**	**11,955,941**
Deferred tax liabilities:		
Tax free reserves	(1,820,328)	(273,552)
3rd generation license	(2,057,722)	-
Infrastructure and other fixed assets	(24,348,372)	(16,226,310)
Costs reimbursements	-	(3,817,071)
Exchange differences	(21,300)	(48,003)
Total deferred tax liability	(28,247,722)	(20,364,936)
Disclosed as follows:		
Deferred tax asset	255,774	-
Deferred tax liability	12,277,587	8,408,995

The Company has offset deferred tax assets and liabilities to the extent that they relate to income taxes levied on the same taxable entity. At 31 March 2002, Panafon Services S.A. had deferred tax asset of €255,774 and the rest of the Vodafone – Panafon and its subsidiaries had deferred tax liability while at 31 March 2001 Vodafone - Panafon and its subsidiaries had a deferred tax liability.

10. PREPAID RENT AND OTHER CURRENT ASSETS

Prepaid rent and other current assets comprise the following:

	31 March 2002	31 March 2001
Prepaid rent	4,628,654	4,062,230
VAT receivable	454,351	102,113
Credit card receivable	16,732,483	678,521
Other prepaid expenses	14,904,986	5,023,557
Total	**36,720,474**	**9,866,421**

11. RELATED COMPANIES

Total purchases from the Vodafone Group amounted to €4,083,513 and €1,713,300 for the years ended 31 March 2002 and 2001, respectively. Total purchases from the Intracom Group amounted to €26,167,684 for the year ended 31 March 2002.

Receivables from related companies comprise the following:

	31 March 2002	31 March 2001
Vodafone Albania S.A.	6,706,189	-
Be-Business Exchanges S.A.	186,995	-
Intracom Group	51,748	-
Vizzavi (Hellas) S.A.	338,215	9,493,010
Vodafone Group	7,074,712	1,349,526
Total	**14,357,859**	**10,842,536**

Payables to related companies comprise the following:

	31 March 2002	31 March 2001
Vodafone Group	3,205,433	904,599
One-Way S.A.	-	433,044
Intracom Group	13,769,199	-
BE - Business Exchanges S.A.	35,458	-
Vizzavi (Hellas) S.A.	203,677	-
Total	**17,213,767**	**1,337,643**

12. ACCOUNTS RECEIVABLE, NET

Accounts receivable are analysed as follows:

	31 March 2002	31 March 2001
Receivables from associated service providers:		
- NextNet S.A. (former RKT)	-	20,687,272
- Mobitel S.A.	6,006,611	7,986,629

Receivables from other service providers:

- Viafon S.A.	193,251	4,976,784
Due from the Hellenic Telecommunications Organization (OTE)	69,649,742	50,193,015
Receivables from customers for sale of airtime	69,988,437	18,248,599
Receivables from customers for sale of merchandise	50,834,628	4,585,473
Unbilled revenues	10,636,390	4,278,227
Receivables from roaming and other	2,956,946	19,087,966
Allowance for doubtful accounts	(27,408,379)	(14,725,271)
Total	**182,857,626**	**115,318,694**

Included in the Receivables from Roaming are amounts (due to) related parties	-	(351,856)

At 30 April 2001 Vodafone - Panafon S.A. acquired the remaining shares of, Unifon S.A. and effective February 2002, Vodafone - Panafon S.A. acquired the remaining shares of NextNet S.A.
The amounts charged to the allowance for doubtful accounts for the years ended 31 March 2002 and 2001 amounted to €5,734,513 and €1,409,561 respectively.

13. SHARE CAPITAL

Vodafone - Panafon had 512,500,000 issued outstanding shares at 31 March 2001. New 21,626,396 and 9,187,604 Vodafone - Panafon shares were issued related to Unifon and NextNet acquisitions, respectively (see Note 19). The total Vodafone - Panafon share capital amounts to €179,293,620 and is devided into 543,314,000 shares of €0.33 nominal value each at 31 March 2002. At 31 March 2002 the Vodafone Group held 51.88% of the issued outstanding shares of Vodafone - Panafon.
France Telecom, a shareholder, issued notes during the year ended 31 March 2000, which are exchangeable at the option of the noteholder into existing shares of the Company held by France Telecom anytime after 8 January 2000.
There is a share option scheme in place where each year, upon approval of the annual general meeting of the shareholders, members of senior management will be granted a conditional option to purchase shares with a value of up to four times their annual gross salary at a price per share equal to the average price per share during the month immediately preceding the date of grant. The conditional option will vest after three years from the date of grant if growth in the Company's earnings per share over the relevant three year period exceeds inflation in Greece by 3% per year.
The options will be exercisable for a period of up to five years following the date on which the options vest. For the current year, senior management will be granted options to purchase shares, the value of which will range from 1.25 to three times such manager's gross annual salary. The total shares granted under this scheme may not exceed 5% of the Company's share capital in any five year period. 2,466,877 shares were granted at 31 March 2002 of which none were exercised.

14. RESERVES

Reserves are analysed as follows:

	31 March 2002	31 March 2001
Unrealised gain on deemed disposition	13,373,703	13,373,703
Legal reserve	30,984,774	22,506,764
Tax free reserve	1,147,904	781,579
Total	**45,506,381**	**36,662,046**

In accordance with Greek Law, companies are required to transfer to a legal reserve an amount equal to 5% of recorded net earnings after tax for each year, until such reserve is equal to thirty three and one third percent of the share capital. This reserve may not be used for dividends but may be used to offset recorded losses.
The tax free reserves become taxable on distribution.
The unrealised gain on deemed disposition resulted from the associates' listing on the Athens Stock Exchange.

15. PROVISION FOR RETIREMENT BENEFITS

According to Greek Law, the Company is obliged to indemnify those of its employees and lawyers on retainer who are either dismissed without cause or retire. The amount payable is dependent on the employee's final salary and the years of service. This retirement portion equals 40% of the amount payable on dismissal. The Company provided in full for the amount payable to its employees on retirement, assuming all employees would have retired as of the period end. This provision amounted to €3,986,420 and €2,734,679 at 31 March 2002 and 2001, respectively.

16. LONG-TERM AND SHORT-TERM BORROWINGS

In October 1998, Vodafone – Panafon entered into an agreement with the Vodafone Group for a revolving line of credit which was amended on 20 July 2001 and on 18 December 2001. The facility amount is up to €500,000,000 and is repayable on or before 31 October 2004. The loan was split into two facilities one up to €370,000,000 and one up to €130,000,000. At 31 March €422,000,000 was drawn down. Interest is at EURIBOR plus 50 basis points per annum.

On 8 September 1999, Vodafone – Panafon entered into an agreement with Banque Nationale de Paris for a revolving facility of up to €8,804,108. The loan facility is repayable on or before 31 December 2002. At 31 March 2002 €2,100,000 was drawn down. Interest was calculated at EURIBOR plus 0.1% per annum and is increased to EURIBOR plus 0.3% per annum with effect from 1 April 2002.

In November 2000, Panafon Services entered into an agreement with Vodafone Group for a revolving line of credit which was amended on 31 October 2001. The facility amount is up to €30,000,000 and is repayable on or before 31 October 2002. At 31 March 2002 €22,000,000 was drawn down. Interest is calculated at EURIBOR plus 55 basis points per annum.

In April 2000, Panafon Services entered into an agreement with Banque Nationale de Paris for a revolving loan facility of up to €2,934,703. The loan facility is repayable on or before 31 December 2002. At 31 March 2002 €2,700,000 was drawn down. Interest was calculated at EURIBOR plus 0.1% per annum and is increased to EURIBOR plus 0.3% per annum with effect from 1 April 2002.

On 17 May 2001, Ideal Telecom entered into an agreement with Vodafone Group for a revolving line of credit of up to €5,900,000. The loan facility is repayable on or before 15 May 2003. At 31 March 2002 €3,434,703 was drawn down. Interest is calculated at EURIBOR plus 2% per annum.

On 5 May 1999, Ideal Telecom entered into an agreement with National Bank of Greece for a revolving loan facility of up to €381,511 with indefinite duration. At 31 March 2002 €278,797 was drawn down. Interest is calculated at EURIBOR plus 1.2% per annum.

On 10 August 2000, Ideal Telecom entered into an agreement with Alpha Bank for a revolving loan facility of up to €968,452 with indefinite duration. At 31 March 2002 €876,729 was drawn down. Interest is calculated at EURIBOR plus 3.5% per annum.

On 13 December 2001, Ideal Telecom entered into an agreement with Laiki Bank for a revolving loan facility of up to €880,411 with indefinite duration. At 31 March 2002 €880,411 was drawn down. Interest is calculated at EURIBOR plus 1% per annum.

On 25 June 2001, Ideal Telecom entered into an agreement with Ideal Group for a loan facility of up to €2,934,703 renewable annually. At 31 March 2002 €2,347,762 was drawn down. Interest is calculated at EURIBOR plus 2% per annum. Management does not intend to repay this loan in the year ended 31 March 2003.

Approximately €96.2 million at 31 March 2002 and €103.5 million at 31 March 2001 of the loan facilities were unused.

17. DIVIDENDS

In accordance with Greek Law, companies are required each year to declare dividends of at least 35% of after tax profits, after deducting the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is the greater. The Company can waive such dividends with the consent of shareholders.
In addition Greek Law requires the following to be met before dividends can be declared:

- Dividends cannot be distributed if, as a result of the declarations the Company's net equity will be less than the outstanding capital plus non-distributable reserves.
- Dividends cannot be distributed in excess of the net book value of "Establishment Expenses" as shown in the Company's statutory financial statements where such dividend declared exceeds the aggregate of distributable reserves plus retained earnings.

Dividends of €0.11 per share, a total amount of €59,764,540 for the year ended 31 March 2002 have been proposed but have not yet been approved at the annual general meeting. No liability is recorded in the accompanying financial statements for this amount.

18. OTHER CURRENT LIABILITIES

	31 March 2002	31 March 2001
Accrued interest	2,650,174	69,558
Fees payable to the National Telecommunications Committee (NTC)	3,155,265	2,788,265
Accrued operating expenses	22,068,823	14,263,213
Monthly access advance	-	1,151,554
Other	8,250,068	1,249,109
Total	**36,124,330**	**19,521,699**

19. ACQUISITION OF SUBSIDIARIES

Effective April 30, 2001 and February 28, 2002, the Company acquired 80.44% and 79.90% of the issued share capital of Unifon S.A and NextNet S.A. in a share exchange. In April 2001 Vodafone – Panafon acquired 51% of the shares of Ideal Telecom S.A. (Ideal) for €1,496,698. The purchase method of acquisition was used.

	Unifon	NextNet	Ideal	Total
Fixed assets	12,838,891	3,651,866	7,305,043	23,795,800
Investments	4,190,468	-	-	4,190,468
Deferred income taxes	390,175	980,310	-	1,370,485
Amounts receivable, net	34,240,561	16,737,466	2,938,075	53,916,102
Inventories	9,245,262	1,135,521	1,869	10,382,652
Prepaid and other current assets	17,314,295	1,432,810	415,231	19,162,336
Marketable securities	13,455,454	-	-	13,455,454
Cash and cash equivalents	22,336,208	4,054,458	(2,165,156)	24,225,510
Accounts payable	(29,538,154)	(18,345,553)	(7,817,241)	(55,700,948)
Other current liabilities	(8,514,134)	(2,015,311)	(565,376)	(11,094,821)
Provision for retirement benefits	(567,131)	(748)	-	(567,879)
Net assets	75,391,895	7,630,819	112,445	83,135,159
Percentage acquired	80.44%	79.90%	51%	-
Net assets acquired	60,645,240	6,097,024	57,347	66,799,611
Goodwill	92,469,642	45,353,558	1,439,351	139,262,551
Total consideration satisfied by the issue of share capital	153,114,882	51,450,582	-	204,565,464
Total consideration satisfied by cash	**-**	**-**	**1,496,698**	**1,496,698**
Net cash in flow arising on acquisition from bank balances and cash acquired	22,336,208	4,054,458	(2,165,156)	24,225,510
Cash consideration				(1,496,698)
Bank balances/Cash acquired				24,225,510
Total				**22,728,812**

20. NON CASH TRANSACTIONS

Additions to licenses during the year ended 31 March 2002 amounting to €52,912,860 were not settled by cash. The increase in share capital and share premium were non-cash transactions. Additions to investments in associates of €1,760,822 during the year ended 31 March 2001 were settled in the year ended 31 March 2002.

21. REVENUES

Revenues are analysed as follows:

	Year ended 31 March 2002	Year ended 31 March 2001
Monthly service fee	97,351,373	98,759,751
Airtime revenue	792,666,138	688,078,838
Sale of merchandise	82,523,939	39,635,152
Other	17,504,650	18,439,151
Total	**990,046,100**	**844,912,892**

22. COST OF SALES

The cost of sales are analysed as follows:

	Year ended 31 March 2002	Year ended 31 March 2001
Airtime	136,339,145	97,334,321
Merchandise	110,674,477	58,169,649
Leased lines	14,186,167	12,254,477
Service provider support	21,822,135	103,424,522
Network infrastructure depreciation expense	78,791,707	62,479,774
License amortization expense	10,160,703	4,597,086
Dealers commissions	51,259,190	29,356,373
Other	9,302,508	8,576,728
Total	**432,536,032**	**376,192,930**

23. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are analysed as follows:

	Year ended 31 March 2002	Year ended 31 March 2001
Payroll	71,179,585	45,760,951
Professional fees	13,762,270	11,909,459
Operating expenses	69,901,659	39,873,720
Advertising expense	33,337,263	23,230,134
Depreciation and amortization	41,681,476	21,558,626
Computer related expenses and consumables	12,616,250	15,925,902
Provision for doubtful accounts	5,734,513	1,518,776
Provision for retirement benefits	731,732	687,480
Finance costs	1,091,522	644,684
Transportation expenses	4,322,673	4,929,614
Net exchange (gains)/losses	30,092	14,990
Other	6,207,706	3,352,734
Total	**260,596,741**	**169,407,070**

The average number of employees was 2,397 and 2,389 for the years ended 31 March 2002 and 2001, respectively. Remuneration of executive management amounted to approximately €2.3 million and €4.4 million for the years ended 31 March 2002 and 2001, respectively.

24. COMMITMENTS AND CONTINGENCIES

(a) Commitments

Capital Commitments

The Company has entered into a number capital commitments on supplier contracts which at 31 March 2002 amounted approximately €26.3 million.

Operating Lease Commitments

The Company entered into a number of operating lease agreements as at 31 March 2002 relating to the rental of buildings and sites, which expire on various dates. Future payments under these agreements are as follows:

	31 March 2002
Within one year	15,408,580
Within two years	15,156,495
Within three years	14,013,518
Within four years	13,014,542
Within five years and thereafter	34,256,540
Total	**91,849,675**

(b) Contingencies

OTE Interconnection Fee Dispute

In 1997, Vodafone - Panafon instituted legal proceedings before the Greek Council of State against OTE seeking to revise interconnection fees payable as the OTE should not have the right to set these fees by its own decision. The legal proceedings were ceased as the companies reached agreement about the interconnection fees. The Company received a credit note from OTE effective 30 June 2001 of €9,562,000. An additional accrual of €3 million was made for the period from 1 July 2001 to 31 December 2001. Thereafter, all future intercompany fees have been adjusted.

Appeal against the Greek State

On 5 December 2000, the Company has filed an appeal before the Athens Court, against the Greek State, as it is legally represented, in that specific case, by the Minister of Finance, claiming the reimbursement of the Company from the Greek State, for the amount of approximately €280 million, on the legal basis of the violation from the Greek State of the conditions of the GSM Network Concession Agreement, signed between the Company and the Greek State on 14 September 1992.

Reimbursement of VAT

Vodafone - Panafon is claiming repayment of VAT from the Greek State of approximately €2.9 million related to the sales of the prepay packs for the period from 1 January 1998 to 31 March 2000.

Germanos S.A. claims

There is a claim by Vodafone - Panafon against Germanos S.A. for the total amount of approximately €96.8 million and a claim of Germanos S.A. against Vodafone - Panafon for the total amount of approximately €120.6 million.

Other claims

There are various claims by Vodafone - Panafon against the Greek State and the Municipality of Athens for reimbursement of the penalties paid in the total amount of €326 thousands.

In addition to the legal affairs that are mentioned above, Vodafone - Panafon is a litigant party in several judicial and administrative disputes for a total amount of approximately €1.3 million, that arose during the conduct of its business and are mostly related to the establishment of base stations or other construction activity.

No provision is made for the above claims as the outcome of the litigations cannot be estimated with reasonable certainty.

VODAFONE - PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifissias Av., 151 25 Maroussi, Greece,
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001, www.vodafone.gr